UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)

Packeteer, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer by Cooper Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Blue Coat Systems, Inc., a Delaware corporation (“Blue Coat”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock” or the “Shares”), of Packeteer, Inc., a Delaware corporation (“Packeteer,” or the “Company”).

Item 1.	Subject Company Information

(a) The name of the subject company is Packeteer, Inc., a Delaware corporation, and the address and telephone number of its principal executive offices is 10201 North De Anza Boulevard, Cupertino, California 95014, (408) 873-4400.

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share, of which there were 36,476,323 shares outstanding as of March 31, 2008, with an additional 45,000 shares issuable upon exercise of an outstanding warrant, 7,491,966 shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options or pursuant to outstanding restricted stock unit awards, up to 539,500 shares issuable pursuant to outstanding performance share awards and up to 250,000 shares reserved for issuance with respect to the current offering period under the Company’s Employee Stock Purchase Plan.

Item 2.	Identity and Background of Filing Person

(a) The filing person’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated by reference. The Company’s website is www.Packeteer.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

(b) This Schedule 14D-9 relates to the tender offer by Purchaser pursuant to which Purchaser has offered to purchase all outstanding shares of Common Stock at a cash purchase price of $7.10 net per share, in cash, without interest, less any applicable withholding tax (the “Offer Price”). The tender offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Blue Coat and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 1, 2008. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.” The Offer is being made pursuant to an Agreement and Plan of Merger, dated April 20, 2008 (the “Merger Agreement”), among the Company, Purchaser and Blue Coat. The Merger Agreement is described below under Item 3(b).

According to the Offer to Purchase filed by Blue Coat and Purchaser as Exhibit (a)(1)(i) to the Schedule TO, the business address and telephone number of both Blue Coat and Purchaser is 420 North Mary Avenue, Sunnyvale, California 94085, (408) 220-2200.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14D-9, there are no agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (a) the Company or its executive officers, directors or affiliates or (b) Blue Coat or Purchaser or their respective executive officers, directors or affiliates.

(a)	Agreements with Executive Officers, Directors and Affiliates

Cash Consideration Payable Pursuant to the Offer

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of April 20, 2008, the directors and executive officers of the Company directly owned 627,647 shares of Common Stock. If the directors and executive officers were to tender all of such shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, the directors and officers would receive an aggregate of $4,456,294 in cash. As discussed below in Item 4(c), to the best knowledge of the Company, each of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer (including any shares of Company Common Stock purchased by such person by exercising stock options). Each of the Company’s executive officers and directors have entered into the Tender and Support Agreements described below in Item 3(b).

As of March 31, 2008, the directors and executive officers held options to purchase 3,788,041 shares of Common Stock, of which 2,298,037 were vested and exercisable as of that date. Of the vested options, 648,041 have exercise prices ranging from $3.50 to $6.89 with an aggregate weighted average exercise price of $4.23 and 1,649,996 have exercise prices of $7.16 to $48.06 and an aggregate weighted average exercise price of $15.81 per share.

Change in Control Agreements

Executive Officers

The Company has change in control agreements (the “Change in Control Agreements”) with each of its executive officers other than David Winikoff, with the following benefits in the event that within twelve months following a “change of control,” as defined in the agreements, the employment of an executive officer is terminated by the Company or its successor without “cause,” as defined in the agreements, or by the executive officer for “good reason,” as defined in the agreements:

•	a lump sum cash severance payment equal to 18 months of base salary (or 24 months for our Chief Executive Officer, Dave Côté);

•	continuation of health insurance, life insurance and long-term disability benefits for 12 months following termination;

•	accelerated vesting in full of any outstanding stock option or other equity award that was granted with an exercise price equal to or greater than the fair market value of the underlying shares on the grant date;

•	accelerated vesting of 50% of the then unvested portion of any outstanding restricted stock, restricted stock unit, performance share (other than the performance share awards granted in 2007 and 2008) or other outstanding equity award that does not have an exercise price or that was granted with an exercise price less than fair market value of the underlying shares on the grant date;

•	continued indemnification by the Company or its successor to the fullest extent permitted by applicable law against liability arising out of his service as an officer, and advancement of fees and expenses incurred to the fullest extent permitted by law; and

•	continued coverage by the Company or its successor under a policy of directors’ and officers’ liability insurance for six years.

If the Offer is successfully completed, the acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Blue Coat would be considered a change in control pursuant to such agreements.

The Company has an agreement with David Winikoff with the following benefits in the event that within one year following a “change in control,” as defined in the Company’s 1999 Stock Incentive Plan (the “1999 Plan”), Mr. Winikoff’s employment is terminated without “cause,” as defined in the agreement, or Mr. Winikoff resigns for “good reason,” as defined in the agreement:

•	a lump sum payment equal to nine months of base salary; and

•	accelerated vesting of 50% of Mr. Winikoff’s then unvested stock options and restricted stock unit awards.

If the Offer is successfully completed, the acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Blue Coat would be considered a change in control pursuant to Mr. Winikoff’s agreement.

The Company granted performance share awards in 2008 and 2007 to its executive officers (other than Ray Smets and David Winikoff in 2007) which are not subject to the Change in Control Agreements. Pursuant to the agreements governing the awards, in the event of a “corporate transaction,” as defined in the 1999 Plan:

•	50% of the target number of shares subject to the 2008 performance awards will accelerate in vesting upon a corporate transaction that closes before February 28, 2009; and

•	if the 2007 performance awards are not assumed, continued or replaced, 100% of the target number of shares subject to the 2007 performance awards will accelerate in vesting; and

•	if the 2007 performance award is assumed, continued or replaced, and there is an “involuntary termination of service,” as defined in the agreement governing the award, of the executive upon or within twelve (12) months following the corporate transaction, a percentage equal to the greater of (i) 50%, or (ii) the percentage of the performance period that has elapsed from its commencement to the date of termination will accelerate in vesting.

Assuming the successful completion of the Offer and a merger following the Offer in which all remaining voting securities are acquired by Blue Coat or its affiliates (a “Follow-on Merger”), the transaction would constitute a “corporate transaction” pursuant to the performance awards.

Non-Employee Directors

Pursuant to the 1999 Plan, all unvested options and restricted stock unit awards held by the Company’s non-employee directors will vest in full immediately prior to the closing of a “change of control” or a “corporate transaction” as defined in the 1999 Plan. If the Offer is successfully completed, the acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Blue Coat would be considered a change in control pursuant to the 1999 Plan.

All Employees and Directors

Pursuant to the terms of the 1999 Plan, all unvested options and restricted stock unit awards that have been issued thereunder will automatically vest in full upon a “corporate transaction,” as defined therein, if, in the case of options, the options are not assumed or otherwise continued in effect by the successor corporation or replaced with an equivalent cash incentive program, or in the case of restricted stock unit awards, if the Company’s repurchase rights with respect to such awards are not assigned to the successor corporation or replaced with substantially equivalent rights for stock of the successor corporation. Pursuant to the terms of the Merger Agreement, under certain circumstances Blue Coat has the right to not assume all or part of the outstanding Company stock options. Any of such options not assumed will be subject to acceleration as described in this paragraph.

Amounts Payable in Connection with Offer

For purposes of all of the tables which follow, (i) the value of acceleration is calculated (a) with respect to unvested options, as the difference between the Offer Price and the exercise price per share of unvested options having an exercise price per share less than the Offer Price; and (b) with respect to unvested restricted stock unit awards and performance share awards, using the Offer Price; and (ii) the measurement date for purposes of determining unvested securities is March 31, 2008. In the event that the payment of benefits to an executive pursuant to the Change in Control Agreements and the agreements governing the performance share awards would subject the executive to excise tax under IRC 4999, the amount of actual payments and benefits would not exceed the amount that produces the greatest after-tax benefit to the executive.

Assumption of Equity Awards held by Executive Officers and Subsequent Trigger Event.  The following table provides an estimate of the incremental benefits each of the Company’s executive officers would receive pursuant to the agreements described above if the Offer is successfully completed, Blue Coat acquires beneficial ownership of more than 50% of the Company’s outstanding voting stock, a Follow-On Merger occurs in which all outstanding awards are assumed, continued or replaced and the trigger event indicated below occurs.

			Health,
			Life
			Insurance		Value of	Value of
			and Long-	Value of	Acceleration	Acceleration
		Lump	Term	Acceleration	of Vesting of	of Vesting of
		Sum Cash	Disability	of Vesting of	Restricted	Performance	Total
	Trigger	Payment	Benefits	Options	Stock Unit	Share	Payments
Name	Event	($)(3)	($)(4)	($)(5)	Awards ($)(6)	Awards ($)(6)	($)

Dave Côté	(1)	830,000	14,527	364,000	—	266,250	1,474,777
Manual R. Freitas	(1)	363,750	10,136	91,000	—	99,400	564,286
Nelu Mihai	(1)	405,000	14,522	143,000	—	120,700	683,222
Greg Pappas	(1)	322,500	14,463	91,000	—	99,400	527,363
Ray Smets	(1)	420,000	14,522	45,150	—	31,950	511,622
David Winikoff	(2)	165,000	14,472	—	35,500	28,400	243,372
David C. Yntema	(1)	435,000	10,148	156,000	—	173,950	775,098

(1)	Benefits become payable pursuant to (a) the Change in Control Agreements in the event that during the period from the completion of the Offer until the date twelve months thereafter, the employment of the executive officer is terminated by the Company or its successor without “cause,” as defined in the agreements, or by the executive officer for “good reason,” as defined in the agreements; (b) the agreements governing the 2007 performance awards, in the event there is an “involuntary termination of service,” as defined in the agreements, of the executive upon or within twelve months following the Follow-On Merger; and (c) the agreements governing the 2008 performance awards, upon the Follow-On Merger, as applicable.

(2)	Benefits become payable pursuant to the Company’s agreement with David Winikoff in the event that within one year following a “change in control,” as defined in the 1999 Plan, Mr. Winikoff’s employment is terminated without “cause,” as defined in the agreement, or if Mr. Winikoff resigns for “good reason,” as defined in the agreement.

(3)	Consists of a lump sum cash payment equal to (a) for executive officers other than Dave Côté and David Winikoff, eighteen months of base salary at the monthly base salary rate in effect for such officer on March 31, 2008; (b) for Dave Côté, twenty-four months of base salary at his monthly base salary rate in effect on March 31, 2008; and (c) for David Winikoff, nine months of base salary at his salary rate in effect on March 31, 2008.

(4)	Benefits consist of twelve months of continued health insurance, life insurance and long-term disability benefits. The value of these benefits is based on the premium cost as in effect on March 31, 2008.

(5)	Reflects 100% acceleration of unvested options.

(6)	Reflects 50% acceleration of unvested restricted stock unit awards or target shares subject to performance share awards, as applicable.

Non-Assumption of Equity Awards held by Executive Officers.  The following table provides an estimate of the incremental benefits that each of the Company’s executive officers would receive with respect to his outstanding equity awards pursuant to the agreements described above if the Offer is successfully completed, a Follow-On Merger occurs and such awards are not assumed, continued or replaced in connection therewith.

		Value of	Value of
	Value of	Acceleration of	Acceleration of
	Acceleration of	Vesting of	Vesting of
	Vesting of Options	Restricted Stock	Performance Share
Name	($)(1)	Unit Awards ($)(1)	Awards ($)(2)	Total Payments ($)

Dave Côté	364,000	—	443,750	807,750
Manual R. Freitas	91,000	—	170,400	261,400
Nelu Mihai	143,000	—	209,450	352,450
Greg Pappas	91,000	—	170,400	261,400
Ray Smets	45,150	—	31,950	77,100
David Winikoff	—	71,000	28,400	99,400
David C. Yntema	156,000	—	315,950	471,950

(1)	Reflects 100% acceleration of unvested options and restricted stock unit awards.

(2)	Reflects (a) 100% acceleration of unvested target shares subject to the performance share awards granted in 2007; and (b) 50% acceleration of unvested target shares subject to the performance share awards granted in 2008.

Equity Awards held by Non-Employee Directors.  None of the Company’s directors will receive any incremental value in connection with the acceleration of unvested options pursuant to the agreements described above, since none of such options has an exercise price less than the Offer Price. In the event that the Company holds an annual stockholders meeting prior to the effective date of the Follow-on Merger, each of the non-employee directors would receive a restricted stock unit award for 8,300 shares pursuant to the Automatic Non-Employee Director Grant Program under the 1999 Plan. In such event, each of such directors will receive an incremental value in connection with the full acceleration of vesting of such awards equal to $58,930 (based upon the Offer Price of $7.10) upon the successful completion of the Offer.

(b)	Agreements with Blue Coat or Purchaser or their respective executive officers, directors or affiliates.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibit 99.1 to the Form 8-K filed by the Company on April 22, 2008 and is incorporated herein by reference. The following summary may not contain all of the information important to you. Capitalized terms used in the following summary and not otherwise defined in this Schedule 14D-9 have the meanings set forth in the Merger Agreement.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement.  This summary of the terms of the Merger Agreement is intended to provide information about the terms of the Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about Blue Coat or the Company without consideration to the entirety of public disclosure by Blue Coat and the Company as set forth in their respective public reports filed with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Offer and the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Blue Coat or the Company will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

The Offer.  The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in “The Offer — Section 1” and “The Offer — Section 15” contained in the Offer to Purchase, which is filed as Exhibit (a)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Merger.  The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger”, the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Dissenting Shares and Shares owned by the Company, Blue Coat, the Purchaser or any wholly-owned subsidiary of either the Company or Blue Coat) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest.

Treatment of Stock Options in the Merger.  The Merger Agreement provides that as of the effective time of the Merger, each option to purchase shares of Common Stock outstanding under any stock option or equity compensation plan, program, agreement or arrangement of the Company (collectively, the “Company Stock Plans”) that is outstanding immediately prior to the effective time of the Merger, whether or not then vested or exercisable, shall be converted automatically into an option to acquire shares of common stock, par value $0.0001 per share, of Blue Coat (“Blue Coat Stock”), on substantially the same terms and conditions as were applicable under such stock option (including vesting schedule), except that (i) the number of shares of Blue Coat Stock subject to each such option shall be determined by multiplying the number of shares of Common Stock subject to such stock option immediately prior to the effective time of the Merger by a fraction (the “Option Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the average closing price of Blue Coat Stock on Nasdaq over the five consecutive trading days immediately preceding (but not including) the date of the effective time of the Merger (rounded down to the nearest whole share) and (ii) the exercise price per share of Blue Coat Stock (rounded up to the nearest whole cent) shall equal (x) the per share exercise price for the shares of Common Stock otherwise purchasable pursuant to such stock option immediately prior to the effective time of the Merger divided by (y) the Option Exchange Ratio. However, in the event that the assumption of the options (together with any other event contemplated by the Merger Agreement) would require Blue Coat to seek stockholder approval under applicable Nasdaq rules and regulations, the number of stock options of the Company so assumed shall be reduced on a prorated basis among all such options, and each non-assumed stock option will become fully vested and exercisable prior to the effective time of the Merger and, to the extent not exercised prior to the effective time of the Merger, will be converted into the right to receive a cash amount per share equal to the excess, if any, of the Offer Price over the exercise price of such stock option.

Treatment of Restricted Stock Units in the Merger.  The Merger Agreement provides that as of the effective time of the Merger, each outstanding restricted stock unit covering shares of Common Stock will be converted automatically into a restricted unit award covering shares of Blue Coat Stock (each, an “Assumed Restricted Unit Award”) on substantially the same terms and conditions as were applicable under the applicable Company Stock Plan prior to such time. The number of shares of Blue Coat Stock subject to each Assumed Restricted Unit Award will be determined by multiplying the number of shares of Common Stock subject to such Assumed Restricted Unit Award immediately prior to the Merger by the Option Exchange Ratio (rounded down to the nearest whole share).

Treatment of the ESPP in the Merger.  Pursuant to the terms of the Merger Agreement, the Company will cause the administrator of the Company’s Employee Stock Purchase Plan (the “Company ESPP”) to promptly take all action necessary in accordance with the Company ESPP to accelerate the purchase date with respect to the current offering period under the Company ESPP such that each outstanding purchase right with respect to the current offering period under the Company ESPP will be exercisable no less than five Business Days prior to the initial scheduled expiration of the Offer. Further, the Company agrees that it will take all actions necessary pursuant to the terms of the Company ESPP in order to ensure that no purchase periods under the Company ESPP commence after the date of the Merger Agreement and terminate the Company ESPP prior to the effective time of the Merger.

Board of Directors.  The Merger Agreement provides that upon the acceptance for payment of any Shares pursuant to the Offer, Blue Coat will be entitled to designate such number of directors on the Board of Directors of the Company (the “Board”) as will give Blue Coat representation on the Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (a) the total number of directors on the

Board (giving effect to the directors elected pursuant to this sentence) and (b) the percentage that such number of the Shares beneficially owned by Blue Coat and the Purchaser (including Shares so accepted for payment) bears to the number of such Shares outstanding, and the Company will, at such time, cause Blue Coat’s designees to be so elected or appointed to the Board.

The Company has agreed to take all action necessary to cause the Purchaser’s designees to be elected or appointed to the Board as provided above, including increasing the size of the Board or obtaining the resignation of current directors. The Company has also agreed to take all action necessary to cause Blue Coat’s designees to be proportionately represented on each committee of the Board and each board of directors of each subsidiary of the Company designated by the Purchaser. Subject to applicable law, the Company has agreed promptly to take all action requested by Blue Coat necessary to effect any such election or appointment, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which information is contained in Annex II to this Schedule 14D-9.

The Merger Agreement provides that, following the election or appointment of the Purchaser’s designees pursuant to provisions described in the paragraph above until the effective time of the Merger, the Board shall have at least such number of directors as may be required by the rules and regulations of Nasdaq or the federal securities laws who are considered independent directors within the meaning of such rules and laws (the “Continuing Directors”). The approval of a majority of such Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, including any decrease in or change of form of the Merger Consideration, any extension of time for performance of any obligation or action under the Merger Agreement by Blue Coat or the Purchaser, any waiver of compliance with any of the agreements or conditions or waiver of any right of the Company contained in the Merger Agreement for the benefit of the Company, any amendment to the certificate of incorporation or bylaws of the Company, or any other action or consent by the Company or the Board with respect to the Merger Agreement or any transaction contemplated thereunder. The term “Merger Consideration” means an amount in cash equal to the Offer Price, without interest.

The Merger Agreement further provides that the directors of the Purchaser immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until their respective successors are duly elected and qualified.

Vote Required to Adopt Merger.  Delaware Law requires, among other things, that any plan of merger or consolidation of the Company must be, if the “short-form” merger procedure described below is not available, approved by the Board and approved and adopted by the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. The Board has approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval and adoption of the Merger Agreement by the Company’s stockholders, as required if such “short-form” merger procedure is not available. Under Delaware Law, if stockholder adoption of the Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the then outstanding Shares entitled to vote. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to a majority of the then outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

Delaware Law also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without a vote of the stockholders of the parent or the subsidiary through a so-called “short form” merger. Accordingly, if, as a result of the Offer or otherwise, the Purchaser owns at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company. Pursuant to the Merger Agreement, the Company granted the Purchaser the 90% Top-Up Option, which subject to the limitations described herein, permits but does not require Blue Coat to purchase, at a price per Share equal to the price per Share paid in the Offer, a number of Shares that, when added to the number of Shares directly or indirectly owned by Blue Coat or the Purchaser at the time of exercise of the 90% Top-Up Option would constitute at least one share more than 90% of the Shares then outstanding.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions: (a) if required by Delaware Law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Shares; (b) no statute, rule or regulation shall have been enacted or promulgated by any Governmental Authority, and no temporary restraining order, preliminary or permanent injunction or other order or legal restraint shall have been issued, in any case, which prohibits or enjoins the consummation of the Merger; and (c) the Purchaser shall have previously accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn, provided that this clause (c) shall not be a condition to the obligation of the Purchaser to consummate the Merger if the failure to satisfy such condition arises from Blue Coat’s or the Purchaser’s breach of any provision of the Merger Agreement.

Termination of the Merger Agreement.  The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after adoption of the Merger Agreement by the stockholders of the Company:

(a) prior to the acceptance for payment of Shares pursuant to the Offer, by mutual written consent of Blue Coat and the Company;

(b) by either Blue Coat or the Company if:

(i) prior to the acceptance for payment of the Shares pursuant to the Offer, the Offer has not been consummated on or before August 1, 2008; provided that, if the conditions to the Offer shall have not been satisfied or waived or the consummation of the Merger cannot otherwise occur due to any action taken or any failure to act by any Governmental Authority, either party may, by providing notice to the other parties thereto, extend such date to January 1, 2009 (such date, as it may be extended, the “End Date”) and provided further that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose material breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by the End Date;

(ii) any statute, rule or regulation shall have been enacted or promulgated by any Governmental Authority, or any restraining order or permanent injunction or other order or legal restraint shall have been issued, in any case, that has become final and nonappealable and that makes acceptance for payment of, and payment for, Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited, or enjoins the Purchaser from accepting for payment of, and paying for, Shares pursuant to the Offer or the consummation of the Merger; or

(iii) prior to acceptance for payment of Shares pursuant to the Offer, a third party shall have consummated an Acquisition Proposal (for purposes of this clause (iii), each reference to 15% and 85% in the definition of “Acquisition Proposal” (as defined below) shall be deemed to be 50%);

(c) by Blue Coat, if, prior to the acceptance for payment of Shares pursuant to the Offer, (i) an Adverse Recommendation Change (as defined below) shall have occurred; (ii) the Company shall have entered into, or publicly announced its intention to enter into, any contract or binding arrangement or understanding or any other contract relating to any Acquisition Proposal; or (iii) the Company or any of its representatives shall have intentionally and materially breached any of its obligations described below under “Nonsolicitation Obligations”; or

(d) by the Company, if, prior to the acceptance for payment of Shares pursuant to the Offer, the Board authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding definitive agreement in respect of a Superior Proposal (as defined below); provided that the Company shall have paid the Termination Fee (as defined below); and provided further that prior to any termination by the Company pursuant to this clause (d), the Company must have given Blue Coat at least two full business days written notice, and within two full business days of receipt of such written notification, Blue Coat must not have made a binding offer that is determined by the Board in good faith after considering the advice of its outside counsel and a financial advisor of nationally recognized reputation to be at least as favorable to the stockholders of the Company as such Superior Proposal.

Nonsolicitation Obligations.  The Merger Agreement provides that the Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, employees, financial advisors, attorneys, accountants, consultants, agents or other authorized representatives to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or any inquiries, indication of interest or the making of any proposal that would reasonably be expected to lead to any Acquisition Proposal, or, subject to the Board’s fiduciary duties described below, (a) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal, (b) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of Delaware Law, or amend or grant any waiver or release or approve any transaction or redeem any Rights under the Rights Agreement except in connection with the transactions contemplated by the Merger Agreement, or (c) enter into any contract relating to any Acquisition Proposal. Subject to the Board’s fiduciary duties described below, the Board will not fail to make, withdraw or modify in a manner adverse to Blue Coat or the Purchaser the Board’s recommendation in favor of the Offer, or recommend an Acquisition Proposal, fail to recommend against acceptance of any third party tender offer or exchange offer for the Shares within 10 business days after the commencement of such offer, or fail to confirm the Board’s recommendation in favor of the Offer within ten business days of a request from Blue Coat during the pendency of an Acquisition Proposal, or resolve or agree to take any such action (any of the foregoing actions, an “Adverse Recommendation Change”). The Company has agreed to, and to cause its subsidiaries and representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal. At Blue Coat’s request, the Company shall promptly request that any third party (or its agents or advisors) that has executed a confidentiality agreement with the Company within the 12-month period prior to the date of the Merger Agreement in connection with such third party’s consideration of any Acquisition Proposal return or destroy all confidential information furnished to such third party by or on behalf of the Company or any of its subsidiaries. The Company shall provide to Blue Coat certifications of such return or destruction as promptly as practicable after receipt thereof.

Notwithstanding the foregoing, prior to the acceptance for payment of Shares pursuant to the Offer, the Board, acting directly or indirectly through any representative, may (i) engage in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide unsolicited Acquisition Proposal in writing that the Board determines in good faith, after consulting with its outside legal counsel and a financial advisor of nationally recognized reputation, constitutes or is likely to lead to a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company or any of its subsidiaries pursuant to an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Company’s confidentiality agreement with Blue Coat and containing additional provisions that expressly permit the Company to comply with the terms of the non-solicitation provision of the Merger Agreement (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes to Blue Coat), (iii) subject to compliance with the obligations described in the paragraph below, make an Adverse Recommendation Change, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, but only to the extent required to enable a third party to submit and allow the Company to consider an Acquisition Proposal and the Company to accept a Superior Proposal, and/or (v) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take, but in case referred to in the foregoing clauses (i) through (v), only if the Board determines in good faith by a majority vote, after consulting with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. For purposes of the provisions described in this paragraph, each reference to 15% or 85% in the definition of “Acquisition Proposal” shall be deemed to be 50%.

In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company will notify Blue Coat promptly (but in no event later than 24 hours) after it obtains knowledge of the receipt by the Company or any of its subsidiaries or representatives of any Acquisition Proposal or any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that is seeking to make or has made after the date of the Merger Agreement an Acquisition Proposal. Thereafter, the Company is required to keep Blue Coat informed on a prompt basis (but in any event within 24 hours) of the status and material terms of any such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof. The Company is required to provide Blue Coat with at least 48 hours prior notice of any meeting of the Board (or such lesser notice as is provided to the members of the Board) at which the Board is reasonably expected to consider any Acquisition Proposal. The Company is required promptly to provide Blue Coat with any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party that was not previously provided to Blue Coat. In addition to the foregoing, the Merger Agreement provides that the Board shall not make an Adverse Recommendation Change, unless the Company promptly notifies Blue Coat, in writing at least two full business days prior to taking that action, of its intention to terminate the Merger Agreement and to enter into a binding definitive agreement in respect of a Superior Proposal, attaching a copy of such proposed definitive agreement which shall be in final form in all material respects and include all schedules, annexes and exhibits thereto, and Blue Coat does not make, within two full business days after its receipt of such written notification, an offer that is determined by the Board in good faith after considering the advice of its outside counsel and of a financial advisor of nationally recognized reputation to be at least as favorable to the stockholders of the Company as such Superior Proposal, it being understood that the Company shall not enter into any such binding agreement during such two business day period.

The Merger Agreement defines “Acquisition Proposal” as, other than the transactions contemplated by the Merger Agreement, any third party offer or proposal relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company or any of its subsidiaries or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company or any of its subsidiaries, (ii) any merger, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries pursuant to which the stockholders of the Company immediately preceding such transaction hold, directly or indirectly, less than 85% of the equity interests in the surviving or resulting entity of such transaction, (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 15% or more of the assets of the Company and its subsidiaries, taken as a whole (measured by the lesser of book or fair market value thereof), (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, or (v) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Offer or the Merger.

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a third party which, if consummated, would result in such third party (or in the case of a direct merger between such third party or any subsidiary of such third party and the Company, the stockholders of such third party) owning, directly or indirectly, all of the outstanding Shares or all or substantially all of the consolidated assets of the Company and its subsidiaries, and which Acquisition Proposal the Board determines in good faith by a majority vote, after consulting with its outside legal counsel and a financial advisor of nationally recognized reputation and taking into account all of the terms and conditions of such Acquisition Proposal, including any break-up fees, expense reimbursement provisions and other conditions to consummation, (i) is more favorable to the Company’s stockholders (in their capacity as such) than the transactions contemplated under the Merger Agreement (including any changes to the terms of the transactions contemplated under the Merger Agreement that may be proposed by Blue Coat in response to such Superior Proposal or otherwise), (ii) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party or reasonably determined to be available by the Board) and (iii) is reasonably capable of being completed on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal.

Fees and Expenses; Termination Fee.  Except for certain shared antitrust filing fees and as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

If the Merger Agreement is terminated pursuant to paragraphs (b)(iii), (c) or (d) of subsection “Termination of the Merger Agreement” above, then the Company shall pay to Blue Coat (by wire transfer of immediately available funds), simultaneously with the occurrence of such termination, a fee equal to $6,000,000 (the “Termination Fee”).

If the Merger Agreement is terminated pursuant to paragraph (b)(i) of subsection “Termination of the Merger Agreement” above, and (A) after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal (including, for the avoidance of doubt, any new or renewed Acquisition Proposal from any third party that had made an Acquisition Proposal on or prior to the date of the Merger Agreement) shall have been publicly made or publicly disclosed, and (B) within 12 months following the date of such termination the Company shall have entered into a definitive agreement with respect to, recommended to its stockholders or consummated an Acquisition Proposal, then the Company shall pay to Blue Coat (by wire transfer of immediately available funds), within one business day after such event occurring, the Termination Fee. For purposes of determining whether the Termination Fee is payable, each reference to 15% in the definition of “Acquisition Proposal” shall be deemed to be 30% and the reference to 85% therein shall be deemed to be 70%.

Conduct of Business by the Company.  The Merger Agreement provides that except for matters expressly permitted or contemplated by the Merger Agreement, from the date of the Merger Agreement until the effective time of the Merger, the Company will, and will cause each of its subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course consistent with past practice, maintain in effect all of its governmental authorizations necessary to conduct its business in the ordinary course consistent with past practice, and preserve intact its material assets, material intellectual property rights and current business organization, keep available the services of its directors, officers and key employees, and preserve its relationships with its customers, partners, suppliers, licensors, licensees, distributors and others having material business relationships with it with the objective of preserving unimpaired their goodwill and ongoing business at the effective time of the Merger. In addition, and without limiting the generality of the foregoing, except for matters expressly permitted or contemplated by the Merger Agreement from the date of the Merger Agreement to the effective time of the Merger, the Company will not, and will not permit any of its subsidiaries to, do any of the following without the prior written consent of Blue Coat:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any capital stock, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock or (iv) purchase, redeem or otherwise acquire any securities of the Company or any of its subsidiaries, other than pursuant to contracts in effect as of the date of the Merger Agreement that provides for the repurchase of such securities upon the departure or termination of an employee;

(b) (i) issue, deliver, sell, grant, pledge, transfer, subject to any lien or otherwise encumber or dispose of or subject to any lien any securities of the Company or any of its subsidiaries, other than (A) the issuance and delivery of Shares upon the exercise of stock options or the settlement of restricted stock awards or performance-based stock units outstanding on the date of the Merger Agreement or the subject of offer letters provided to prospective employees, and made available to Blue Coat prior to the date of the Merger Agreement, (B) grants of stock options or restricted stock awards to non-executive officer employees of the Company and its subsidiaries in the ordinary course of business consistent with past practice, so long as the aggregate number of Shares subject to such additional stock options or restricted stock awards does not exceed 100,000 in any calendar quarter and so long as such grants are not subject to acceleration as a result of the Offer, the Merger or any other change in control of the Company or any so-called “double-trigger” clauses and (C) the purchase of shares pursuant to the Company’s ESPP on any ESPP purchase date occurring prior to the effective time of the Merger, in each case described in (A)-(C) above, only if and to the extent required by and in accordance with the applicable equity award’s terms as in effect on the date of the Merger Agreement, or (ii) amend any term of any security of the Company or any of its subsidiaries (in each case, whether by merger, consolidation or otherwise);

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for those contemplated by the capital expenditure budget or such additional expenditures which individually and in the aggregate do not exceed $250,000;

(e) acquire (i) any material amount of stock or assets of any other person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (ii) any other material assets (other than assets acquired in the ordinary course of business for amounts that are consistent with past practice);

(f) pledge, transfer, sell, lease, license, subject to any Lien or otherwise dispose of any material subsidiary or any material assets or properties except for (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practices;

(g) (i) grant to any current or former director, officer, employee or consultant any increase in compensation, bonus or other benefits, except (A) increases in connection with promotions in the ordinary course of business, (B) increases in base salaries of non-executive officer employees in accordance with past practices so long as such increases do not exceed 2% of the aggregate current annualized base salaries of all non-executive officer employees (provided that if the effective time of the Merger has not occurred prior to October 1, 2008, annual increases to non-executive officer employees shall not exceed 4% of the aggregate current annualized base salaries of all non-executive officer employees of the Company and its subsidiaries), or (C) bonuses granted in accordance with, and paid on the terms and conditions of, existing bonus plans, policies or agreements, (ii) terminate any employee other than in the ordinary course of business or grant to any current or former director, officer, employee or consultant any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course to the extent required under applicable law or existing employee plans, (iii) establish, adopt, enter into or amend any employee plan (other than entering into offer letters that contemplate “at will” employment without severance benefits) or collective bargaining agreement, (iv) take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, or (v) make any person a beneficiary of any retention or severance plan under which such person is not, as of the date of the Merger Agreement, a beneficiary which would entitle such person to payments, vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by the Merger Agreement and/or termination of employment;

(h) hire, elect or retain any officer, hire any other employee or retain the services of any consultant, except for prospective employees who have been provided offer letters made available to Blue Coat prior to the date of the Merger Agreement, provided that Blue Coat’s consent will not be unreasonably withheld or delayed, and provided further that Blue Coat’s consent will not be required to hire (A) non-executive officer employees to the extent reflected in the Company’s operating plan and (B) up to three additional non-executive officer employees in each of the sales and marketing, research and development and general and administrative reporting areas;

(i) write-down any of its material assets, including any intellectual property, or make any material change in any method of accounting principles or practices, except for any such change required by GAAP or applicable law (in each case following consultation with the Company’s independent auditor);

(j) (i) repurchase, prepay or incur any indebtedness, including by way of a guarantee, issuance or sale of debt securities or any merger, business combination or other acquisition, or issue and sell options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (ii) create any Lien on any material asset of the Company or any of its subsidiaries or (iii) make any material loans, advances or capital contributions to, or investments in, any other person;

(k) make or change any tax election, settle or compromise any material tax claim, audit or assessment, change any annual tax accounting period, adopt or change any method of tax accounting, amend in any material respect any tax returns or file claims for material tax refunds, enter into any closing agreement, or surrender any right to claim a tax refund, offset or other reduction in tax liability;

(l) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(m) enter into any transaction, commitment or contract, or relinquish or terminate any contract or other right, in any individual case with a value in excess of $100,000 other than (A) capital expenditures in the Company’s current fiscal year in accordance with the capital expenditure budget, (B) service or maintenance contracts entered into in the ordinary course of business pursuant to which the Company or any of its Subsidiaries is providing services to customers, (C) sales contracts with customers in the ordinary course of business consistent with past practice, (D) contract manufacturing orders in the ordinary course of business and (E) other expenditures consistent with the Company’s operating plan;

(n) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $100,000 in any individual case, other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice, or as required by their terms as in effect on the date of this Agreement, of claims, liabilities or obligations reserved against on the Company’s balance sheet as of December 31, 2007 (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, in each case, the payment, discharge, settlement or satisfaction of which does not include any obligation (other than the payment of money) to be performed by the Company or any of its subsidiaries following the Merger, (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $100,000 in any individual case, or (iii) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar contract to which the Company or any of its subsidiaries is a party;

(o) institute, settle, or agree to settle any material proceeding or other litigation pending or threatened before any arbitrator, court or other Governmental Authority;

(p) agree to (i) any exclusivity provision or covenant of the Company or any of its subsidiaries not to compete with the business of any other person, or (ii) any other covenant of the Company or any of its subsidiaries restricting in any material respect the development, manufacture, marketing or distribution of the products or services of the Company or any of its subsidiaries or otherwise limiting in any material respect the freedom of the Company or any of its subsidiaries to compete in any line of business or with any person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any material assets or that would so limit the freedom of Blue Coat or any of its affiliates in any material respect after the consummation of the transactions contemplated under the Merger Agreement;

(q) enter into any new line of business;

(r) other than as expressly permitted by the provisions of the Merger Agreement described above under the subheading entitled “Nonsolicitation Obligations,” take any action for the purpose of preventing, delaying or impeding the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

(s) take any action that would make any representation or warranty of the Company under the Merger Agreement, or omit to take any action necessary to prevent any representation or warranty of the Company under the Merger Agreement from being inaccurate in any material respect at, or as of any time before, the effective time of the Merger; or

(t) authorize, resolve, commit or agree to take any action referred to in this section “Conduct of Business by the Company”.

Indemnification; Insurance.  In the Merger Agreement, Blue Coat has agreed that all rights to indemnification for all acts or omissions occurring prior to the effective time of the Merger now existing in favor of the current or former directors or officers of the Company and its subsidiaries (the “Indemnified Persons”) as provided in their respective certificates of incorporation, by-laws or indemnification agreements will survive the Merger and will continue in full force and effect in accordance with their terms, subject to any limitation imposed from time to time under applicable law. Blue Coat has further agreed that for a period of six years from the effective date of the Merger, the organizational documents of the surviving corporation in the Merger will contain provisions no less favorable with respect to indemnification and exculpation as are contained in the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement, and such provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the Indemnified Persons thereunder, unless such modification is required by Applicable Law and then only to the extent so required.

For six years after the effective time of the Merger, Blue Coat has agreed that it will cause the surviving corporation in the Merger to either (i) maintain in effect the Company’s directors’ and officers’ liability insurance policy in effect on the date of the Merger Agreement covering each Indemnified Person in respect of acts or omissions occurring at or prior to the effective time of the Merger or (ii) purchase a director and officer prepaid “tail” policy for a period of six years in respect of acts or omissions occurring prior to the effective time of the Merger covering each Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that the aggregate premium is not to exceed 250% of the amount per annum the Company paid in respect of its current fiscal year. If such coverage cannot be maintained or obtained at such cost, Blue Coat will cause the surviving corporation in the Merger to maintain or obtain as much insurance as can be so maintained or obtained at the cap limit.

Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company and Blue Coat have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement and (iii) attempting to obtain a stay of any applicable order referenced under clause (v) of the second paragraph under “Nonsolicitation Obligations” that any court of competent jurisdiction orders the Company to take; provided that nothing in the Merger Agreement will require Blue Coat or any of its subsidiaries to, nor shall the Company or any of its subsidiaries without the prior written consent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, any business or assets of Blue Coat, the Company or any of their respective subsidiaries.

The Company has agreed to give prompt notice to Blue Coat of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by the Merger Agreement, (iii) any proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries, as the case may be, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to the Merger Agreement, or that relate to the consummation of the transactions contemplated by the Merger Agreement, (iv) any inaccuracy of any representation or warranty contained in the Merger Agreement at any time during the term hereof that could reasonably be expected to cause specified conditions to the Offer not to be satisfied, and (v) any failure of the Company to comply with or satisfy any covenant, condition or agreement contained in the Merger Agreement to be complied with or satisfied by the Company under the Merger Agreement.

Rights Agreement.  Prior to the execution of the Merger Agreement, the Company amended the Rights Agreement to render the Rights inapplicable to the Merger, the 90% Top-Up Option and the Merger Agreement, the

Tender and Support Agreement and the transactions contemplated thereby, and to cause the Rights to expire no later than immediately prior to the acceptance for payment of the Shares by the Purchaser under the Offer. Pursuant to the Merger Agreement, the Company has agreed to take all further actions reasonably requested by Blue Coat in order to render the Rights inapplicable to the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Representations and Warranties.  The Merger Agreement contains various customary representations and warranties.

Tender and Support Agreement

The following is a summary of the Tender and Support Agreement, a form of which has been filed as Exhibit 99.2 to the Form 8-K filed by the Company on April 22, 2008, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Tender and Support Agreement.

Concurrently with entering into the Merger Agreement, Blue Coat and Purchaser entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with each of Dave Côté, Manuel R. Frietas, Nelu Mihai, Greg Pappas, Ray Smets, Dave Winikoff, David C. Yntema, Steven J. Campbell, Craig W. Elliott, Joseph A. Graziano, L. William Krause, Bernard F. Mathaisel, Peter Van Camp, and Gregory E. Myers who constitute all of the directors and executive officers of the Company (collectively, the “Supporting Stockholders”). Collectively, the Supporting Stockholders directly owned, as of April 20, 2008, 627,647 Shares, representing approximately 1.7% of the Company’s outstanding Shares as of March 31, 2008, and beneficially owned, as of April 20, 2008, 3,069,559 Shares, representing approximately 7.9% of the Company’s outstanding shares.

Pursuant to the Tender and Support Agreement, each of the Supporting Stockholders has agreed to tender, or cause the tender of, all of the outstanding Shares directly owned by the Supporting Stockholder (the “Tender Shares”) in the Offer promptly, but in any event no later than 10 business days after the commencement of the Offer. Each Supporting Stockholder has agreed that once his Tender Shares are tendered, he or she will not withdraw, and will not permit the withdrawal of any of such Tender Shares from the Offer, unless and until (i) the Offer shall have been terminated by the Purchaser in accordance with the terms of the Merger Agreement, or (ii) the Tender and Support Agreement shall have been terminated in accordance with its terms.

The Tender and Support Agreement also provides that if any outstanding Shares owned by a Supporting Stockholder have not been previously accepted for payment and paid for by the Purchaser pursuant to the Offer, each Supporting Stockholder agrees to vote, or cause such Shares to be voted, in favor of adoption of the Merger Agreement and the transactions contemplated thereby, and against any agreement or arrangement related to an Acquisition Proposal, any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Blue Coat of the transactions contemplated by the Merger Agreement. Each Supporting Stockholder has irrevocably granted to, and appointed, each executive officer of Blue Coat his or her proxy to vote such Supporting Stockholder’s Shares. Each Supporting Stockholder also agreed that he or she will not: (a) sell, transfer, pledge, assign or otherwise dispose of, his or her Shares, subject to certain limited exceptions described in the Tender and Support Agreement, (b) enter into or otherwise subject his or her Shares to any proxy, power of attorney, voting agreement, or other authorization or arrangement with respect to his or her Shares, or (c) take or permit any other action that would in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under the Tender and Support Agreement or the transactions contemplated by the Tender and Support Agreement or make any representation or warranty of such Supporting Stockholder untrue or incorrect.

The Tender and Support Agreement will terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

Confidentiality Agreement

On October 28, 2007, the Company and Blue Coat entered into a Two Way Non-Disclosure and Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company and Blue Coat agreed to furnish the other party on a confidential basis certain information concerning their respective businesses.

Item 4.	The Solicitation or Recommendation

(a)	Solicitation/Recommendation.

After careful consideration, including a thorough review of the terms and conditions of the Offer with its financial and legal advisors, at a meeting on April 18, 2008, the Board of Directors unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and its stockholders; (ii) recommended to the stockholders of Packeteer that they accept the Offer and tender their Shares in response to the Offer; and (iii) approved the Merger Agreement and the transactions contemplated thereby.

Accordingly and for the reasons described in more detail below, the Board unanimously recommends that Packeteer stockholders accept the Offer and tender shares for purchase pursuant to the Offer.

A copy of the letter to Packeteer stockholders communicating the recommendation of the Board is filed as Exhibit (a)(1) hereto and is incorporated herein by this reference.

(b)	Background of the Offer; Reasons for Recommendation

Background

The Company operates in a highly competitive segment of the networking technology market. The Company’s principal competitors include large networking equipment vendors with very broad product offerings such as Cisco Systems, Inc. and Juniper Networks, Inc. as well as smaller vendors with more narrowly focused product lines. The Board, together with senior management, regularly evaluates the Company’s business strategy, strategic alternatives, prospects for growth and opportunities to create value for the Company’s stockholders. As part of the Board evaluation process, the Board and senior management routinely consider potential organic growth opportunities as well as acquisitions, business combinations and other strategic opportunities. In the ordinary course of business, senior management and members of the Board are engaged in discussions with management and representatives of other networking companies, and such discussions from time to time include preliminary consideration of potential business combinations or other strategic transactions.

Between January 1, 2007 and May 18, 2007, the Company had 11 meetings or other communications with four different companies regarding potential business combination transactions. One of these meetings involved Blue Coat. On January 4, 2007, Dave Côté, President, Chief Executive Officer and director of the Company had lunch with Keith Geeslin, a director of Blue Coat, at Mr. Geeslin’s invitation, during which they discussed industry developments and the recent performance of Blue Coat and the Company and had very preliminary discussions regarding a possible business combination of the two companies. No proposal was made at this time.

On May 18, 2007, Jesse Cohn, a representative of Elliott Associates, L.P. (“Elliott”), sent a letter to the Board expressing Elliott’s belief that the Board should be directing its attention to a prompt sale of the Company.

On May 23, 2007, at a regularly scheduled meeting, the Board discussed the Company’s current status and prospects and reviewed the Company’s strategy in light of recent discussions regarding a potential strategic transaction and the Elliott letter. The Company’s legal advisor provided the Board with an overview regarding the Board’s fiduciary obligations in consideration of potential acquisition transactions. The Board discussed the Company’s strategic plan and the potential increase in stockholder value assuming execution of the plan, as well as various execution risks, and the distraction of engaging in discussions with potential acquirers. The Board took note that the Company had new product introductions scheduled and that improved financial performance was expected in future quarters, which the Board expected would result in significantly higher value for the Company’s stockholders. The Board did not authorize further discussions with any parties relating to a possible acquisition in view of the Company’s relatively low trading price and the expectation of increased value as a result of continued execution on the Company’s strategic plan.

On October 16, 2007, Brian NeSmith, CEO of Blue Coat, contacted Mr. Côté to suggest a preliminary discussion about a potential combination of the two companies.

On October 28, 2007 Blue Coat and the Company entered into a two-way non-disclosure and confidentiality agreement, following which, the Company gave Blue Coat access to product and financial information, and the management teams of the two companies held several meetings.

On November 14, 2007, Blue Coat provided a non-binding term sheet for discussion purposes only which reflected an acquisition of the Company at a price per share of $7.99, in cash and stock, representing a 10% premium over the Company’s then current trading price.

On November 15, 2007, the Board held a special meeting to discuss the proposal from Blue Coat. The Company’s legal advisor attended and reviewed the Board’s fiduciary duties. The Board noted its discussions at prior meetings regarding consideration of a business combination, as well as its discussions with Blue Coat and other companies. The Board confirmed that, while it was willing to permit exploration of opportunities initiated by third parties in cases where the possible transaction appeared to warrant consideration as a possible means to enhance stockholder value, management’s primary responsibility was the operation of the Company’s business in accordance with its ongoing business plan. Nonetheless, the Board also authorized the formal retention of UBS as financial advisor to assist the Board in its evaluation of potential strategic alternatives as they arose.

On November 19, 2007, the Company formally retained UBS as financial advisor.

On November 29, 2007, the Board met with the Company’s financial and legal advisors in a special meeting. The Board was advised of the status of discussions with respect to the proposed transaction with Blue Coat. The Company’s legal advisor provided an update regarding the Board’s fiduciary duties in connection with evaluating any strategic transaction. The Company’s financial advisor made a presentation, based upon materials provided to the Board in advance, regarding their analysis of the proposed transaction with Blue Coat. In evaluating the proposal, the Board noted the potential upside to the Company’s stockholders of a deal which included a significant stock component; current industry competitive dynamics; the impact on the Company’s current stock market valuation of the Company’s internal forecast versus current Wall Street analyst forecasts; synergy issues; relative valuation and the potential impact on valuation based upon performance over the next fiscal year; other potential transactions that could be considered and the process for investigating them; and the relative risks and benefits of a standalone strategy versus a business combination. After discussion, the Board determined that the proposal from Blue Coat provided insufficient value to warrant further consideration when compared to the Company’s prospects as an independent company pursuant to its current strategic plan. The Board directed management to communicate such conclusion to Blue Coat, but to also advise that the Board believed that there were significant potential synergistic benefits from a combination of the Company and Blue Coat and that as a result, the Board was interested in continuing the discussion regarding a potential combination of the two companies.

On December 3, 2007, Messrs. Côté and David Yntema, the Company’s Chief Financial Officer, together with the Company’s financial advisor, met with Mr. NeSmith, Kevin Royal, Chief Financial Officer of Blue Coat and Dave De Simone, Senior Vice President of Corporate Operations of Blue Coat, together with Blue Coat’s financial advisor, and discussed the synergistic benefits and potential terms and conditions of a business combination between the two companies.

On December 6, 2007, the Board met with the Company’s financial and legal advisors in a special meeting. The Company’s financial advisor responded to additional questions from the Board regarding the materials presented and discussion that had taken place at the last meeting of the Board. The Board also discussed the strategic alternatives available to the Company, including various business combination transactions that the Board might want to consider. The Board was also provided with an update regarding the Company’s projected financial performance for the quarter ending December 31, 2007. The Board determined to defer further consideration until its upcoming regular meeting.

On December 12, 2007, the Board met with the Company’s senior management and legal advisor in a regularly scheduled meeting. The Board was informed of the Company’s projected financial results for the quarter ending December 31, 2007 and reviewed the proposed operating plan for the year ending December 31, 2008. The Board noted the uncertainties resulting from the Company’s recent quarterly results and determined that further consideration of potential business combination transactions should be deferred until the after the Company’s financial results for the quarter were known.

On January 28, 2008, the Board met with its legal advisor at a regularly scheduled meeting. The Board received a report regarding the Company’s financial results for the quarter and year ending December 31, 2007 noting the significant improvement in the Company’s reported results as compared to the quarter ended September 30, 2007. At the end of the meeting, the Board continued to meet in executive session with only members of the Board and the Company’s legal advisor. The Board noted that there had been no communications from potential acquirors regarding potential business combinations since the last Board meeting and discussed the general strategic options to be considered for 2008. The Board concluded that the Company should continue to be open to discussions regarding strategic transactions initiated by any party, but should be primarily focused on executing on the Company’s operating plan.

On January 31, 2008, the Company publicly announced its financial results for the quarter and year ended December 31, 2007.

Following the Company’s earnings announcement, Messrs. Côté and NeSmith had several conversations initiated by Mr. NeSmith regarding a possible combination of the two companies, but Mr. NeSmith made no formal proposal to acquire the Company.

On February 11, 2008, the Board met with its legal advisor at a special meeting. Mr. Côté described his recent discussions with Mr. NeSmith and discussed other recent communications from other parties. The Board was provided with a report regarding the projected financial results for the quarter ending March 31, 2008.

On February 22, 2008, Messrs. Côté and Yntema met with Messrs. NeSmith and Royal and discussed the synergistic benefits and potential terms and conditions of a business combination between the two companies.

On March 5, 2008, Elliott publicly announced its offer to acquire the Company for $5.50 per share (the “Elliott Proposal”). Elliott also delivered a letter to the Company requesting that the Company agree to negotiate a definitive merger agreement with Elliott and stated that if the Company did not, Elliott was prepared to proceed promptly with a direct offer to the Company’s stockholders.

On March 5, 2008, the Company issued a press release stating that it had received the unsolicited acquisition proposal from Elliott and that its Board would evaluate this proposal carefully and promptly, consistent with its fiduciary duties and in light of the best interests of the Company’s stockholders.

Later, on March 5, 2008, the Company received a preliminary proposal from Blue Coat regarding a stock-for-stock business combination at a valuation of $5 per share.

On March 5, 2008, the Board met with its financial and legal advisor at a special meeting to discuss the Elliott Proposal. The Board requested that certain information be prepared to permit the Board to evaluate Elliott’s proposal compared to other strategic alternatives available to the Company, including remaining independent. The Board discussed the recent preliminary proposal from Blue Coat and requested additional information to permit evaluation of the proposal. The Board also requested that the Company’s financial advisor contact a list of other potential strategic acquirors to assess their current interest in pursuing a strategic transaction with the Company. The Board also requested that management provide an update to the Board regarding the Company’s expected financial performance for the then current quarter.

On March 7, 2008, the Board met with its financial and legal advisor to discuss the Elliott Proposal. The Board’s financial advisor provided a preliminary analysis of the Elliott Proposal, as well as a preliminary analysis of the non-public proposal from Blue Coat for a stock-for-stock business combination. The financial advisor also provided additional background and information regarding Elliott and Blue Coat. The Board discussed with its financial and legal advisor Elliott’s possible interest in acquiring the Company, Elliott’s possible alternative intent to provoke an acquisition by a third party, and the risks to stockholders if Elliott were to fail to consummate the

Elliott Proposal if another acquisition proposal were not forthcoming. At that meeting, the Board’s legal advisors reviewed the Board’s fiduciary duties and the financial advisor reviewed an update of their preliminary valuation analysis of the Company. Management updated the Board concerning the Company’s expected financial performance for the current quarter. The Board then discussed the two pending proposals from Elliott and Blue Coat. During the course of such discussion, the Board met in executive session without members of management. The Board took note that the Company’s financial performance had not yet reflected the benefits of new product introductions and that improved financial performance was expected in future quarters, which might result in significantly higher value for the Company’s stockholders. The Board also noted, however, that there were significant risks to execution of the Company’s business plan and that the Company would suffer significant competitive pressures and employee retention issues if the Elliott Proposal remained outstanding, which created risks if the Board determined that the Company should remain independent to pursue the potential increase in value expected from future performance.

The Board then discussed possible next steps with respect to the two pending proposals from Elliott and Blue Coat and determined that it was appropriate to continue to explore a strategic business combination with Blue Coat. The Board discussed the fact that the nominal dollar value of the Blue Coat proposal was lower than the Elliott Proposal without giving effect to synergies, but also took note of the significant contributions the Company would make to the combined company, and discussed strategies for seeking a higher valuation from Blue Coat to reflect the value of the synergies that would result from such a combination. The Board considered the fact that a cash transaction would not give current stockholders the benefit of future value expected to be created by the Company’s new product introductions and strong product development initiatives, while a strategic business combination with an industry participant in a stock-for-stock transaction would give Company stockholders an opportunity to participate in increased value in the combined company. The Board nevertheless also determined that, given the higher cash value of the Elliott Proposal, it was appropriate to engage in discussions with Elliott to determine its interest in consummating a transaction, its willingness to increase the value of its proposal, and its willingness to enter into a non-disclosure agreement. The Board also determined that it was appropriate to continue to assess the interest of other possible strategic acquirors in a business combination transaction. The Board noted the potential disruption with both customers and employees from the announcement of the Elliott Proposal, and the further potential disruption that would likely result from any public statement by the Company that it was engaged in a process to review strategic alternatives. The Board concluded that given the Elliott announcement, no further public announcement by the Company was necessary or advisable at such time. The Board reviewed the list of companies that had been in discussions with the Company in recent months regarding a potential strategic transaction as well as other parties that might be interested in a strategic combination. The Board requested that the Company’s financial advisor contact all such companies to determine if such parties had any interest in a transaction with the Company in the near term. The Board also instructed management and its financial advisor to pursue discussions with Blue Coat and to suggest that the Company stockholders receive a higher ownership percentage in the combined company, which would yield an improved conversion ratio, to reflect the Board’s view of the Company’s expected contributions to the combined company. The Board also asked management and its financial advisor to clarify certain terms of Elliott’s Proposal and to discuss with Elliott’s counsel its willingness to enter into a standard non-disclosure agreement with terms similar to the terms of the agreements entered into with other parties with whom the Company had discussions.

On March 7, 2008, the Company’s financial advisor contacted the financial advisor for Blue Coat and indicated that a higher ownership percentage was appropriate given the expected contribution of the Company to the combined company. Blue Coat’s financial advisor indicated that they would consider the request.

On March 13, 2008, the Company’s financial advisor contacted the financial advisor for Blue Coat and were told that Blue Coat was still considering whether to increase its proposed offer.

On March 13, 2008, Messrs. Côté and Yntema and the Company’s financial advisor met with the Chief Executive Officer and Chief Technology Officer of Company A and discussed each company’s financial performance and projections, products and technologies, as well as strategies that might be followed and synergies that might be obtained if the companies were combined.

On March 14, 2008, the Board met with its financial and legal advisors in a special meeting to discuss the status of discussions with all parties regarding potential strategic transactions. The Company’s legal advisor advised regarding the responses from Elliott’s legal advisor relating to the various issues for which clarification had been sought. Management and the Board’s financial advisor reviewed the status of the discussions with Blue Coat and also reviewed the status of contacts and discussions with five other potential strategic acquirors. In each case, discussion ensued regarding the nature of the contacts and the likely level of interest in a strategic transaction. After such review and discussion, the Board discussed the next steps to be taken with respect to each of the parties. Among other matters, the Board approved allowing Elliott to have access to Company confidential information in the same manner provided to other interested parties provided that Elliott would sign a non-disclosure agreement substantially similar to the agreements the Company had entered into with other parties.

On March 14, 2008, the Company’s financial advisor contacted the financial advisor for Blue Coat advising them that the Company would be interested in pursuing discussions with Blue Coat, but on more favorable terms than specified in Blue Coat’s original proposal.

On March 19, 2008, the financial advisor for Blue Coat contacted the Company’s financial advisor and notified the representatives that Blue Coat was withdrawing its previously delivered preliminary proposal, but that it was interested in continuing discussions with the Company on those same terms, if the Company was interested in such a transaction.

On March 20, 2008, Elliott and Purchaser filed a Schedule TO, commencing a tender offer (the “Elliott Offer”) to acquire all outstanding shares of the Company at a price of $5.50.

On March 20, 2008, the Board met with the Company’s financial and legal advisors in a special meeting to further consider and discuss the Elliott Offer and the status of discussions with Blue Coat and the communications with six other possible strategic acquirors. Management and the financial advisor described the status of ongoing discussions with other parties regarding potential transactions as well as communications with representatives of Elliot since the last meeting of the Board. The financial advisor reported that Blue Coat withdrew its proposal upon receipt of the Company’s request for a higher ownership interest in the combined company. The Board discussed possible strategies to resume negotiations with Blue Coat. Management advised that three other industry participants had advised the Company or the Company’s financial advisor that there was no interest in pursuing a business combination with the Company. Management advised that two other industry participants had requested meetings or otherwise expressed interest in discussing an acquisition. The legal advisor reviewed and discussed with the Board the tender offer process and the legal and financial advisor reviewed and discussed with the Board the principal terms of the Elliott Offer. At this meeting, the legal advisor also reviewed and discussed with the Board various considerations relating to the adoption of a stockholder rights plan. The Board considered the impact that the pendency of the Elliott Offer had on the Company’s relationships with customers, as well as on employee retention, and noted that the negative impacts of the Elliott Offer were resulting in deferred and delayed orders. The Board also reviewed and discussed with its advisors various strategic alternatives and business opportunities. The Board requested that its financial advisor contact the significant shareholder of Company A to determine its level of interest in an acquisition of the Company. The Board further requested that its financial advisor initiate further discussions with Blue Coat and continue to communicate with the three other potential strategic acquirors that had continued to express interest, as well as all other parties with respect to which there was no definitive response.

On March 20, 2008, the Company issued a press release advising the Company’s stockholders not to take any action with respect to the Elliott Offer until the Board had evaluated the Elliott Offer and communicated its views to the stockholders.

On March 20, 2008, the Company’s financial advisor spoke with the financial advisor of Blue Coat regarding whether Blue Coat would be willing to engage in renewed discussions of a possible business combination transaction, particularly given the initiation of the Elliott Offer.

On March 20, 2008, Company A provided the Company’s financial advisor with information regarding the potential structure of a business combination transaction involving the Company and the combined company that would result from the proposed transaction, including an implied price per share in excess of the Elliott Offer price.

On March 22, 2008, the Company’s financial advisor contacted the financial advisor of Blue Coat to inquire whether Blue Coat was prepared to make a new proposal for a business combination transaction involving the Company.

On March 24, 2008, the Company’s financial advisor contacted the financial advisor of Blue Coat, who indicated that Blue Coat had still not determined whether to make a new proposal.

On March 24, 2008, the Board met with the Company’s financial and legal advisors in a special meeting to further consider and discuss the Elliott Offer and the status of discussions with possible strategic acquirors. Management and the financial advisor described the status of discussions with potential strategic and financial acquirors regarding potential transactions and the current status of all such discussions, reporting that four of such discussions were ongoing, that Blue Coat had not yet determined whether to make a new proposal, and that one additional company had informed the Company’s financial advisor that it was considering whether to pursue such discussions. The Company’s legal and financial advisor then reviewed the substantive terms of the Elliott Offer as reflected in the Schedule TO which had been filed by Elliott, which terms had not been available at the time of the last meeting of the Board. Among other matters, the Board noted and discussed the conditionality of the Elliott Offer and the coercive nature of the Elliott Offer given the absence of a commitment to complete a second-step merger. The Company’s legal and financial advisor provided additional information regarding a stockholders rights plan. The Board noted the potential importance of a rights plan to enable the Board to complete its review of strategic alternatives, to enable the Company to have sufficient time to pursue discussions with potential acquirors, including Elliott, and to enable the Company to seek to negotiate a merger agreement with Elliott to address both the conditionality and the coercive terms of the Elliott Offer. The Board authorized the Company’s financial and legal advisors to engage in discussions with Elliott concerning the terms of Elliott’s proposed merger agreement. The Board also instructed management and the Company’s financial advisor regarding next steps with the various strategic acquirors who were either currently in discussions, or were considering proposals, for a business combination with the Company.

On March 30, 2008, Company A provided the Company’s financial advisor with additional information regarding the potential structure of a business combination transaction involving the Company, proposing a transaction permitting stockholders to elect either cash or stock in the combined company with a value higher than both Blue Coat’s previous proposal and the Elliott Offer. Company A also provided a draft acquisition agreement to the Company’s legal advisor.

On March 31, 2008, the Chief Executive Officer of Blue Coat notified Mr. Côté that Blue Coat would be submitting a revised proposal. Mr. Cote indicated that the Company would prefer an offer in which at least a portion of the consideration was in stock. Subsequently, Blue Coat submitted a revised nonbinding proposal for an all cash acquisition of the Company at $6.10 per Share, which was a valuation higher than Blue Coat’s previous proposal and the Elliott Offer, and slightly higher than the cash value of Company A’s proposal.

On March 31, 2008, the Board met with the Company’s financial and legal advisor in a special meeting to further consider and discuss the Offer and the status of discussions with possible strategic acquirors. The Company’s financial advisor described the current status of discussions with potential strategic acquirors, reporting that in addition to Blue Coat and Company A, discussions were ongoing with a third company that had not submitted a specific proposal. The Company’s financial advisor described the terms of proposals from Company A and Blue Coat that had recently been submitted. The Board discussed the proposals from Company A and Blue Coat. The Company’s legal advisor noted that the proposal from Company A was complex and required a registration statement to be filed with the SEC, and discussed the risks attendant to that process. The Company’s legal advisor also reviewed the terms of a proposed stockholder rights plan (the “Rights Plan”), and provided legal advice concerning the adoption of a Rights Plan, and the Company’s financial advisor provided advice regarding the terms, including the exercise price, of a Rights Plan. The Company’s legal advisor also reviewed the draft Schedule 14D-9 which had been circulated to the Board. The Board conducted further discussion, including an executive session with only non-management directors and the Company’s legal advisor, regarding the proposals that were under consideration, the strategy to pursue and the appropriate response to the Elliott Offer and the proposals from Blue Coat and Company A. After such discussion, the Board adopted the Rights Plan with a one-year term, approved the filing of a Schedule 14D-9 recommending that stockholders reject the Elliott Offer and not tender their Shares in the Elliott Offer and instructed the Company’s financial advisor as to how to respond to the proposals from Blue Coat and Company A.

On April 1, 2008, the Company’s legal advisor received a draft agreement and plan of merger from Elliott’s legal advisor based upon the pending $5.50 per share offer. Also on that day, Mr. Côté received a call from the Chief Executive Officer of Company A confirming Company A’s interest in pursuing a transaction.

On April 1, 2008, the Company’s financial advisor communicated with the financial advisor for Blue Coat and Company A informing them that they should be prepared to submit their “best and final” offer for consideration by the Board.

On April 3, 2008, the Chief Executive Officer of Company A sent a letter to Mr. Côté increasing the proposed price to be offered to the Company’s stockholders, with a value higher than the pending Blue Coat proposal, while maintaining the option for such stockholders to elect to receive either cash or stock or a combination of both. The proposal also included a reduced termination fee.

On April 3, 2008, Mr. NeSmith sent a letter to Mr. Côté reiterating Blue Coat’s interest in acquiring Packeteer at the same price as previously offered.

On April 3, 2008, the Board met with the Company’s financial and legal advisor in a special meeting to further consider and discuss the status of discussions with possible strategic acquirors. Messrs. Côté and Yntema reviewed the Company’s preliminary financial results. The Company’s financial advisor discussed communications with Elliott in which Elliott confirmed that it would not raise its offer. Mr. Côté discussed industry growth rates and reviewed the Company’s historical organic growth rates. The Board also discussed the implications of the pre-announcement by one of the Company’s competitors that day and what that might reflect for the industry as a whole. The Company’s financial advisor reported that Blue Coat had re-confirmed its interest, but had not raised its prior proposal or submitted a draft merger agreement. The Company’s financial advisor discussed the terms of the revised proposal from Company A. The Company’s financial advisor also discussed communications that had taken place with other potential financial or strategic acquirors reporting that none of such discussions were likely to result in a proposal in the near term. The Board discussed the value to Company stockholders of the option of receiving stock of the combined company at their election, and the prospects of the combined company, and requested further information relating to the combined company’s prospects. The Board also discussed the related risks associated with the time required for the registration process, as well as possible ways to mitigate that risk, including moving to an all cash structure. After discussion, the Board authorized management and the Company’s financial and legal advisor to engage in detailed negotiations with Company A and to continue to remain open to any communications from Blue Coat or any other party.

On April 6, 2008, the Company’s legal advisor provided Company A’s legal advisor with comments on the proposed form of merger agreement. From that date until April 14, 2008, the Company’s legal advisor engaged in negotiations with Company A’s legal advisor regarding the proposed terms of the merger agreement and related documents and the Company’s financial advisor engaged in discussions with Company A regarding the financial terms of the proposed transaction, During this period, members of management of the Company and Company A and their respective advisors held numerous meetings and conference calls to conduct mutual due diligence regarding the other.

On April 11, 2008, Mr. NeSmith sent a letter to Mr. Côté increasing the proposed price to be offered to the Company’s stockholders in connection with an all cash tender offer to $7.10 per share, which was higher than the value provided by Company A’s pending proposal, and noting the willingness to consider including an equity component in the transaction, while noting that this might reduce the cash value per share.

On April 11, 2008, the Company gave Blue Coat and its advisors access to an online dataroom, and the Company’s legal counsel began to engage with counsel for Blue Coat with respect to the structure and terms of a potential transaction.

On April 12, 2008, representatives of Blue Coat’s management team and Blue Coat’s financial advisor attended the Company management presentations at DLA Piper’s offices in East Palo Alto, California. These presentations provided a detailed overview of the Company’s operations, research and development activities and financial results and forecasts.

On April 12, 2008, the Company’s legal advisor provided a first draft of the proposed merger agreement to Blue Coat’s legal advisor which reflected a transaction providing for a cash/stock election by Company stockholders and on April 13, 2008, the Company’s legal advisor provided a first draft disclosure schedule to Blue Coat’s legal advisor.

On April 14, 2008, Blue Coat’s legal advisor provided the Company’s legal advisor with a revised draft agreement reflecting an all cash offer, structured as a tender offer and second step merger, as well as a draft Tender and Support Agreement. Between April 14, 2008 and April 20, 2008, the provisions of such agreements were negotiated between the respective legal advisors. Among other issues negotiated were the scope of the Company’s representations and warranties and interim operating covenants, the circumstances under which the Board could change its recommendation of the Blue Coat transaction, the size of the termination fee to be paid by the Company and the circumstances under which such fee would be payable and the remedies of the parties under the terms of the merger agreement. During this same period, the financial advisor for the Company and Blue Coat had numerous discussions regarding the status of the transaction,

On April 14, 2008, the Board met with the Company’s financial and legal advisors to consider the two proposed transactions under discussion. The Company’s financial and legal advisors reviewed with the Board the status of the two proposals under consideration, comparing each with respect to value and type of consideration, structure, conditionality and risks of closing, status of negotiations and other matters. The Board discussed the conditionality and timing issues relating to the Company A proposal, and the relative certainty, as well as the higher value of the Blue Coat proposal. The Board authorized management and the advisors to continue pursuing both transactions, but to prioritize the Blue Coat transaction.

On April 15, 2008, the Board met with the Company’s financial and legal advisors to consider the two proposed transactions under discussion. The Company’s legal advisor reviewed the Board’s fiduciary duties. The Company’s financial advisor described the status of discussions with Company A, noting that Company A had not completed their financial analysis or their financial diligence, and that it was considering imposing a condition that Company stockholders elect a significant percentage of the total consideration in stock in the combined company. They also noted that, based on discussions with Company A, it was unlikely that Company A would be in a position to propose a transaction at a price at or above the value of Blue Coat’s proposal. The Company’s legal advisor then discussed the status of negotiations with Blue Coat, addressing, among other matters, the structure of the proposed transaction, the representations and warranties and interim operating covenants of the proposed agreement in comparison to the agreement being negotiated with Company A, and the termination fee. They discussed antitrust considerations, They noted Blue Coat’s financing plans and the lack of a financing condition. The Board discussed with its financial advisor Francisco Partners’ ability to consummate the financing, potential alternative sources of financing available to Blue Coat, and the risks related to the financing of the transaction. After discussion, the Board authorized management and the Company’s financial and legal advisors to continue negotiations and discussions with both parties, but to continue to prioritize the Blue Coat transaction.

On April 16, 2008, Mr. NeSmith sent a letter to Mr. Côté reconfirming Blue Coat’s interest in completing the transaction on the terms previously proposed.

On April 17, 2008, the Board met with the Company’s financial and legal advisors to consider the two proposed transactions under discussion. The Company’s financial advisor described the status of discussions with Company A, noting that Company A had still not completed their financial analysis and financial diligence, and confirming that, based on discussions with Company A, it remained unlikely that Company A would be in a position to propose a transaction at a price above the value of Blue Coat’s proposal. The Board then discussed Blue Coat’s offer in comparison to the Company’s prospects as a stand-alone company. The Board noted the Company’s operating plan, as well as the shortfall in revenue in the first quarter, and execution risks to the operating plan. The Board discussed current industry conditions, noting the current industry slowdown, as well as ongoing industry consolidation. The Board discussed the impact of the Elliott Offer on the Company’s business and its relationships with customers and employees. The Board also noted Elliott’s commitment to continue to pursue the Elliott Offer if the Company did not undertake a sale of the Company or a strategic business combination, that the Elliott Offer would be extended and a proxy contest would be launched by Elliott in the absence of a Board-approved transaction for the sale of the Company, which the Board believed would result in further distraction and a strong desire by stockholders to tender into the Elliott Offer at $5.50 per Share, rather than undertaking continued risks of execution in the Company’s strategic plan over the longer term. The Board considered the distraction to the Company from an ongoing battle with Elliott as to the future of the Company. The Board recognized that, based on the contacts made by the Company’s management and financial advisor over the period since the Elliott Proposal, there were no other strategic or financial buyers likely to make a better proposal to acquire the Company in the near term. The Board concluded that the value offered to stockholders in the Blue Coat transaction was more favorable to the Company’s stockholders than the potential value that might result from other strategic opportunities reasonably available to the Company, including remaining independent and pursuing the Company’s strategic plan, after taking into account the risks of those opportunities, including the risks relating to the Elliott Offer. The Company’s legal advisor reviewed the current draft of the proposed merger agreement with Blue Coat, discussing the key terms and conditions of the Merger Agreement and highlighting the issues that had been negotiated from the form of merger agreement initially proposed by Blue Coat, and issues still being negotiated, and compared the terms of the agreement to the terms of the agreement that was being negotiated with Company A. The Company’s legal advisor noted that the termination fee was being negotiated, and discussed the tender offer structure, the conditions to the Offer and the Merger, and the termination provisions. The Board discussed the premium the Blue Coat transaction represented to historical trading prices and received advice from the Company’s financial advisor. After discussion, the Board authorized management and the Company’s financial and legal advisors to continue negotiations and discussions with both parties, but authorized completion of the documentation of the Blue Coat transaction for Board approval, assuming Blue Coat completed its financing documentation in a manner that did not increase conditionality, and requested that the Company’s financial advisor continue to seek to increase the value of the Blue Coat transaction.

On April 18, 2008, the Board met with the Company’s financial and legal advisors to consider the proposed transaction with Blue Coat. The Company’s financial advisor confirmed that there was no change in the Blue Coat proposal. Mr. Côté described the discussions with Mr. NeSmith and the status of Blue Coat’s financing discussion and the Company’s legal advisor discussed the status of negotiations and the changes in the proposed Merger Agreement since the last Board meeting. The Company’s legal advisor discussed the status of the documentation of Blue Coat’s proposed financing, and the consequences to the transaction if the financing was not available at closing, noting the lack of a financing condition and the various remedies available to the Company. The legal advisor also described the issues which remained open to negotiation and the process that would take place from the Board meeting to signing the Merger Agreement. The legal advisor discussed the tender offer structure, the process through acceptance of Shares, the top up option, the process for the Merger and stockholder appraisal rights. The Company’s legal advisor reviewed the Board’s right to consider other proposals after execution of the Merger Agreement and the Company’s right to terminate the Merger Agreement for a superior proposal, and reviewed the conditions and termination provisions. The Company’s legal and financial advisors noted that the termination fee had been reduced significantly from Blue Coat’s initial proposal, and was reasonable based on current precedents, and not likely to be an impediment to a competing bidder. The Company’s legal advisor also described the terms of a proposed amendment to the Company’s Rights Agreement. The Company’s financial advisor reviewed with the Board its financial analysis of the Offer Price and delivered its opinion (subsequently confirmed by delivery of a written opinion dated April 18, 2008) as to the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger, taken together, by holders of Common Stock. The Board, subject to the completion of the Blue Coat financing documentation in a manner that did not add material additional contractual conditionality to the transaction, unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby; and (ii) recommended to the stockholders of the Company that they accept the Offer and tender their Shares in response to the Offer, and, if required by applicable law, approve and adopt the Merger Agreement and the Merger.

On April 19 and 20, 2008, Blue Coat continued the negotiations of its financing arrangements.

On April 20, 2008, the Merger Agreement and the Tender and Support Agreement were executed and delivered by each party thereto.

On April 21, 2008, before the opening of trading on Nasdaq, a press release was issued announcing the signing of the Merger Agreement and describing the terms of the Merger Agreement and related transactions.

Reasons for the Recommendation

In reaching its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors. The material favorable factors were the following:

•	Transaction Terms and Premium to Market Price. The $7.10 price to be paid for each Share, which represented an 84% premium over the closing price of the Shares on March 4, 2008, the last trading day before the Elliott Proposal was made public, a 15% premium over the closing price for the Shares on April 18, 2008, the last trading day before the Offer and the Merger were announced, and a 32% premium over the average closing price of the Shares for the 30 trading day period prior to announcement.

•	The Company’s Business and Financial Condition and Prospects. The Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, and financial condition of the Company, including the Company’s first fiscal quarter 2008 results which reflected quarterly revenues lower than operating plan and the risks in achieving the Company’s prospects (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007);

•	The Continuing Adverse Impact of the Elliott Offer. The adverse impact of the Elliott Offer on the Company’s ongoing business, relationships with customers and employees and on competition, and the Board’s belief, based on conversations with Elliott, that the Elliott Offer would be extended and a proxy contest would be launched by Elliott in the absence of a Board-approved transaction for the sale of the Company, which the Board believed would result in further distraction and a strong desire by stockholders to tender into the Elliott Offer at $5.50 per Share, rather than undertaking continued risks of execution in the Company’s strategic plan over the longer term.

•	Board’s Review of Strategic Alternatives. The Board’s belief, after a thorough, independent review of strategic alternatives, and discussions with the Company’s financial advisor, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining an independent company and pursuing the Company’s current strategic plan, or pursuing a business combination transaction with another industry participant, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•	Board’s Process for Development of Strategic Alternatives. The process conducted by the Board, with the assistance of the Company’s management and financial advisor, to consider all of the Company’s strategic alternatives, including the identification of the logical potential bidders, both strategic and financial, as described under “Background of Transaction,” the active solicitation of such bidders, the receipt of indications of interest and two bona fide offers from such process, and the continuation of this process through the signing of the Merger Agreement, which resulted in a substantial increase in price and more favorable terms than initially proposed by each of the bidders;

•	Negotiations with Blue Coat. The course of negotiations between the Company and Blue Coat, resulting in a price per Share, payable in cash, that was 42% higher than the price proposed by Blue Coat on March 5, 2008, and the Board’s belief based on these negotiations that this was the highest price per Share that Blue Coat was willing to pay;

•	The Nature of the Networking Industry. The nature of the computer networking industry, industry trends, and economic and market conditions, including the prospect for slower growth over the next year due to an overall industry slowdown, the trend of industry consolidation, and the possibility that there would be fewer interested and attractive merger partners available in the future;

•	UBS’ Financial Analysis and Opinion. The financial analyses prepared at the request of the Board by UBS for its presentation to the Board on April 18, 2008, and the oral opinion of UBS, subsequently confirmed in writing that, as of April 18, 2008, and based upon and subject to various assumptions, matters considered and limitations described in its written opinion, the $7.10 per Share consideration to be received by the holders of the Shares (other than Blue Coat, Merger Sub and their respective affiliates) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. UBS’s opinion was provided for the benefit of the Board in connection with, and for the purpose of, its evaluation of the $7.10 per Share consideration from a financial point of view and did not address any other aspect of the Offer and the Merger. The opinion did not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Offer and the Merger. The opinion did not constitute a recommendation to any stockholder as to whether such stockholder should tender its Shares in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger. At the direction of the Board, UBS was not asked to, nor did it, offer any opinion as to the terms, other than the $7.10 per Share consideration to the extent expressly specified in its opinion, of the Merger Agreement or the form of the transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of any parties to the Merger Agreement, or any class of such persons, relative to the $7.10 per Share consideration. Holders of Shares are encouraged to read UBS’ opinion carefully in its entirety. For a further discussion of UBS’s opinion, see “Opinion of UBS Securities LLC” below.

•	Likelihood of Completion. The belief of the Board that the Offer and the Merger likely will be completed, based on, among other things, the lack of a financing condition, Blue Coat’s representation that it has or will have sufficient cash resources to pay the aggregate Offer price and Merger consideration, the reputation of Francisco Partners, as a party to the Note Purchase Agreement, and the limited conditions to Blue Coat’s obligation to accept and pay for the Shares in the Offer.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to the Company stockholders, on a shorter timetable than would have been the case in a one-step merger, reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and customers, that the consummation of the Offer is conditioned on the Company stockholders tendering a majority of the outstanding Shares, that Blue Coat is required to consummate the Merger as soon as possible following consummation of the Offer at the same per Share price, and the fact that the “top up” option granted to Blue Coat (which enables Blue Coat to purchase additional shares of Packeteer Common Stock at the Offer Price in order to increase its ownership to one share more than 90% of the outstanding shares of Common Stock) will, if exercised, facilitate Blue Coat’s ability to consummate the Merger quickly as a short form merger under Delaware law following the purchase of Shares in the Offer without further action by the Board or a meeting of Packeteer stockholders;

•	All Cash Consideration. The fact that the consideration payable in the Offer and the Merger is all cash, thereby providing Packeteer stockholders with certainty of value of consideration compared to stock or other consideration and with the ability to realize immediate value for their investment in the Company, as compared to equity securities, which are subject to fluctuations in value.

•	The Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of the Company to consider and respond, under circumstances specified in the Merger Agreement, to an unsolicited, written bona fide proposal for a business combination from a third party prior to consummation of the Offer, and the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement for a Superior Proposal upon payment of a termination fee of $6 million.

•	Reasonableness of Termination Fee. The determination by the Board that the termination fee payable by the Company to Blue Coat in the event of certain termination events under the Merger Agreement is reasonable in the context of termination fees that have been negotiated in other transactions and would not preclude another party from making a competing proposal.

•	Board’s Ability to Withdraw or Change its Recommendation. The Board’s ability under the Merger Agreement, to withdraw, modify or qualify, in a manner adverse to Blue Coat, the Board’s recommendation in favor of the Offer and the Merger under certain circumstances, subject to payment of a termination fee of $6 million if as a result Blue Coat terminates the Merger Agreement.

•	Availability of Appraisal Rights. The availability of appraisal rights to Packeteer stockholders who do not tender their shares in the Offer and otherwise comply with all the required procedures under Delaware law, which allows such stockholders to seek appraisal of the fair value of their shares as determined by the Delaware Chancery Court.

The Board also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of the Company and Packeteer stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of improvements to the Company’s operations;

•	Taxable Consideration. The gains from the transaction contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•	Conditions to Consummation of the Offer. The possibility that the conditions to the obligations of Blue Coat to accept for payment and pay for the Shares tendered in the Offer and to complete the Merger may not be satisfied, including as a result of events outside of the Company’s control;

•	Requirement for Financing. The fact that Blue Coat requires financing to complete the Offer and the Merger, and the ongoing uncertainty in financing markets generally, which the Board believed was mitigated by the lack of a financing condition in the Merger Agreement, Blue Coat’s Note Purchase Agreement executed in connection with the Merger Agreement, the reputation of Francisco Partners as a party to the Note and warrant financing, the availability, in the Board’s view, of alternative financing for Blue Coat, and the remedies available to the Company.

•	Effect of Failure to Complete Transactions. If the Offer and the Merger and the other transactions contemplated by the Merger Agreement are not consummated, the trading price of the Shares could be adversely affected, the Company will not be entitled to a reverse termination fee, the Company will have incurred significant transaction and opportunity costs attempting to consummate the transaction, the Company may have lost customers, suppliers, business partners and employees after the announcement of the Offer, the Company’s business may be subject to significant disruption, the market’s perceptions of the Company’s prospects could be adversely affected, and the Company’s directors, officers, and other employees will have expended considerable time and effort to consummate the transaction.

•	Change in Prospects Pending Closing. The risk that the Company’s prospects could change materially, both in ways adverse and beneficial to the Company, and the price per Share offered under the Merger Agreement is fixed at $7.10 per Share, regardless of such changes.

•	Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Blue Coat, which may delay or prevent the Company from undertaking business opportunities that may arise prior to the completion of the Offer and the Merger.

•	Limitations on Obligation to Obtain Regulatory Approvals. Despite the obligation of Blue Coat under the Merger Agreement to use reasonable best efforts to resolve any objections as may be asserted by any governmental or regulatory authority in order to obtain necessary approvals or clearances to consummate the Offer and the Merger, the Merger Agreement provides that in no event shall Blue Coat be obligated to divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, any business or assets of Blue Coat, the Company, or any of their respective subsidiaries;

•	Termination Fee. The requirement that the Company pay a termination fee of $6 million if the Merger Agreement is terminated in certain circumstances could deter third parties from making a competing offer for the Company prior to the consummation of the Offer, and could impact the Company’s ability to engage in another transaction for up to 12 months if the Merger Agreement is terminated in certain circumstances;

•	Interests of the Board and Management. The executive officers and directors of the Company may have interests in the transactions contemplated in the Merger Agreement that are different from, or in addition to those of Packeteer stockholders; (See “Item 3. Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the Merger Agreement, the Offer and the Merger. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement, the Offer and the Merger outweighed the potential negative factors. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to, and did not, provide specific assessments of, quantify or otherwise assign any relative weight to the foregoing factors. The Board, by a unanimous vote, approved and recommends the Merger Agreement, the Offer and the Merger, based on the totality of the information presented to and considered by it.

Opinion of UBS Securities LLC

On April 18, 2008, at a meeting of the Board held to evaluate the Offer and the Merger (the “Transaction”), UBS delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated April 18, 2008, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the $7.10 per Share consideration to be received by the holders of the Shares (other than Blue Coat, Merger Sub and their respective affiliates) in the Transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex I hereto and is incorporated into this Schedule 14D-9 by reference. UBS’ opinion was provided for the benefit of the Board in connection with, and for the purpose of, its evaluation of the $7.10 per Share consideration from a financial point of view and does not address any other aspect of the Transaction. The opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Packeteer or Packeteer’s underlying business decision to effect the Transaction. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender their Shares in the Offer or how such stockholder should vote or act with respect to the Transaction. Holders of Shares are encouraged to read UBS’ opinion carefully in its entirety. The summary of UBS’ opinion presented below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion UBS, among other things:

•	reviewed certain publicly available business and financial information relating to Packeteer;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Packeteer that were provided to UBS by the management of Packeteer and not publicly available, including financial forecasts and estimates prepared by the management of Packeteer that the Board directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior management of Packeteer concerning the business and financial prospects of Packeteer;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	reviewed current and historical prices of the Shares;

•	reviewed the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

At the request of the Board, UBS contacted third parties to solicit indications of interest in a possible transaction with Packeteer and held discussions with certain of these parties prior to the date of its opinion.

In connection with its review, with the consent of the Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of rendering its opinion. In addition, with the consent of the Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Packeteer, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above that the Board directed UBS to utilize for purposes of its analysis, UBS assumed, at the direction of the Board, that such forecasts and estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Packeteer’s management as to the future financial performance of Packeteer. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the direction of the Board, UBS was not asked to, nor did it, offer any opinion as to the terms, other than the $7.10 per Share consideration to the extent expressly specified in UBS’ opinion, of the Merger Agreement or the form of the transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of Packeteer, Blue Coat or Merger Sub, or any class of such persons, relative to the $7.10 per Share consideration. In rendering its opinion, UBS assumed, with the consent of the Board, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) Blue Coat and Packeteer would comply with all the material terms of the Merger Agreement, and (iii) the Transaction would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without any material adverse effect on Packeteer, Blue Coat, or the Transaction. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Board, UBS performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all the analyses performed and factors considered by UBS in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis summarized below, no company used as a comparison was identical to Packeteer. These analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition or public trading values of the companies analyzed.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support UBS’ opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of Packeteer’s future performance provided by the management of Packeteer in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond Packeteer’s control. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold.

The $7.10 per Share consideration was determined through negotiation between Packeteer and Blue Coat and the decision by the Board to enter into the Merger Agreement was solely that of the Board. UBS’ opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Board with respect to the transaction or the $7.10 per Share consideration to be received by the holders of the Shares (other than Blue Coat, Merger Sub and their respective affiliates).

The following is a summary of the material financial analyses performed by UBS and reviewed by the Board in connection with UBS’ opinion relating to the Transaction. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Public Company Analysis

UBS compared selected financial and stock market data for Packeteer with corresponding data of selected publicly traded companies UBS believed to be generally relevant. UBS further classified the companies, as a function of their businesses, as “Data Networking/Network Security Vendors” or “Legacy Switch Vendors”.

Although none of these companies is directly comparable to Packeteer, these companies were selected, among other reasons, because their equity is publicly traded in the United States and they operate in the networking industry:

•	Data Networking/Network Security Vendors

•	Blue Coat Systems, Inc.

•	Citrix Systems, Inc.

•	Check Point Software Technologies Ltd.

•	F5 Networks, Inc.

•	Riverbed Technology, Inc.

•	Secure Computing Corporation

•	Legacy Switch Vendors

•	3Com Corporation

•	Extreme Networks, Inc.

•	Foundry Networks, Inc.

UBS considered, among other things, (1) diluted equity values (computed using closing share prices as of April 17, 2008), (2) enterprise values (calculated as diluted equity value, plus book value of total debt and preferred stock, less cash and cash equivalents), (3) enterprise values as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar years 2008 and 2009, (4) enterprise values as a multiple of estimated earnings before interest and taxes (“EBIT”) for calendar years 2008 and 2009, and (5) closing share prices as of April 17, 2008 as a multiple of estimated earnings per share for calendar years 2008 and 2009. Estimated financial data for Packeteer were based on estimates provided by the Institutional Brokerage Estimate System (“IBES”), a data service that compiles estimates issued by securities analysts, and on estimates provided by the management of Packeteer. Estimated financial data for the selected public companies were based on publicly available information, including Wall Street research and mean estimates provided by IBES.

This analysis indicated the following implied mean and median, high and low EBITDA, EBIT and price to earnings multiples for the selected Data Networking/Network Security Vendors and the implied mean, median, high and low EBITDA, EBIT and price to earnings multiples for the selected Legacy Switch Vendors, as compared to the corresponding implied multiples for Packeteer based on the closing sale price of the Shares on Nasdaq on March 4, 2008, the last trading day prior to the Elliott Proposal, and on April 17, 2008, and based on the consideration of $7.10 per Share:

	Enterprise Value/
	EBITDA		EBIT		P/E
	CY08E	CY09E	CY08E	CY09E	CY08E	CY09E
Company	(x)	(x)	(x)	(x)	(x)	(x)

Data Networking/Network Security Vendors
Mean	10.0	7.4	11.1	8.0	17.0	12.6
Median	10.2	7.7	11.4	8.2	14.5	12.3
High	12.2	9.8	14.2	10.7	27.9	15.6
Low	6.0	5.0	6.6	5.4	13.0	9.5
Legacy Switch Vendors
Mean	4.4	3.5	5.6	4.2	12.4	10.1
Median	4.4	3.5	5.6	4.2	13.0	10.9
High	4.8	3.6	6.8	4.7	13.9	11.2
Low	4.1	3.3	4.4	3.6	10.4	8.2
Packeteer IBES Estimates
As of 3/4/08	7.6	3.3	13.6	4.1	20.5	9.2
As of 4/17/08	15.0	6.5	26.9	8.2	29.8	13.3
At $7.10 Offer	21.3	9.2	38.3	11.6	37.8	16.9
Management Estimates
As of 3/4/08	3.7	2.1	4.8	2.4	10.2	5.9
As of 4/17/08	7.4	4.1	9.4	4.7	14.9	8.6
At $7.10 Offer	10.5	5.8	13.4	6.7	18.8	10.9

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of Packeteer using certain financial forecasts and estimates prepared by the management of Packeteer for calendar year 2008 through calendar year 2012 that the Board directed UBS to utilize for purposes of its analysis. UBS calculated a range of implied present values of the stand-alone unlevered, after-tax free cash flows that Packeteer was forecasted to generate from June 30, 2008 through calendar year 2012 using discount rates ranging from 20.0% to 24.0%. UBS also calculated a range of implied terminal values for Packeteer by applying a range of estimated EBITDA terminal value multiples of 6.0x to 10.0x to Packeteer’s calendar year 2012 estimated EBITDA. The implied terminal values were then discounted to present value using discount rates ranging from 20.0% to 24.0%. The discounted cash flow analysis resulted in a range of implied present values of approximately $5.28 to $7.38 per share of Packeteer common stock, as compared to the $7.10 per Share consideration.

Miscellaneous

Under the terms of UBS’ engagement, Packeteer has agreed to pay UBS for its financial advisory services in connection with the Transaction an aggregate fee of $4,000,000, a portion of which was payable in connection with UBS’ opinion and a significant portion of which is contingent upon consummation of the merger. In addition, Packeteer has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Packeteer and Blue Coat and, accordingly, may at any time hold a long or short position in such securities.

Packeteer selected UBS as its financial advisor in connection with the Transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with Packeteer and its business. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

(c)	Intent to Tender

To the best knowledge of the Company, each of the Company’s executive officers, directors, affiliates and subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer (including any shares of Company Common Stock purchased by such person by exercising stock options). Each of the Company’s executive officers and directors have entered into the Tender and Support Agreements described under Item 3(a) above.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

The Board has retained UBS Securities LLC (“UBS”) as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. UBS will be paid a fee of $4,000,000 for such services, a portion of which was payable in connection with UBS’ opinion and a significant portion of which is contingent upon consummation of the merger. In addition, the Company has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. UBS may seek to provide the Company and its affiliates with certain investment banking services unrelated to the Offer in the future. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, the Company’s securities and, accordingly, may at any time hold a long or short position in such securities.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge and after due inquiry of its executive officers and directors with respect to transactions by them, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

(a) Except as described in this Schedule 14D-9, the Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(b) Except as described in this Schedule 14D-9, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a) immediately above.

Item 8.	Additional Information

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Board Action Regarding Stockholder Rights Plan.  On March 31, 2008, the Board adopted a stockholder rights plan (the “Rights Plan”). Under the Rights Plan, stockholders of record at the close of business on April 14, 2008 will receive one share purchase right for each share of Common Stock held on that date (a “Right”). Rights become exercisable on the earlier of: (i) the date of public announcement by the Company or by any person or group (an “Acquiring Person”) that such person or group has acquired beneficial ownership of 15% or more of the Company’s outstanding Common Stock, or (ii) the tenth business day (unless extended by the Board prior to the time a person becomes an Acquiring Person) following the commencement, or announcement of an intention to commence, by any person or group of a tender or exchange offer including an offer commenced prior to the adoption of the Rights Plan, which would result in such person owning 15% or more of the outstanding Common Stock of the Company. The Rights Plan will continue in effect until March 31, 2009, unless earlier redeemed or terminated by the Company, as provided in the Rights Plan. Until the Distribution Date, the preferred stock purchase rights will continue to be evidenced by the certificates for shares of Common Stock and the preferred stock purchase rights will be transferable only in connection with the transfer of the associated shares of Common Stock.

On April 20, 2008, in connection with the Merger Agreement, Amendment No. 1 (“Amendment No. 1”) to the Rights Plan was executed. Amendment No. 1, among other things, revises the definition of expiration date, so that as amended the Rights will expire on the earlier of (i) March 31, 2009 , (ii) redemption or exchange by the Company, or (iii) immediately prior to the acceptance of the shares for payment by Blue Coat in the Offer. In addition, Amendment No. 1 added a new provision, pursuant to which (1) no Distribution Date, Stock Acquisition Date, Flip-In Event, Flip-Over Event or Triggering Event (as such terms are defined in the Rights Plan) shall be deemed to have occurred, neither Blue Coat nor any Affiliate or Associate (as such terms are defined in the Rights Plan) of Blue Coat or Purchaser shall be deemed to have become an Acquiring Person (as such term is defined in the Rights Agreement) and no holder of Rights shall be entitled to exercise such Rights solely by reason of the announcement, commencement or consummation of the transactions contemplated pursuant to the Merger Agreement or the Tender and Support Agreement, or the approval or execution of those agreements, and (2) neither Blue Coat, Purchaser nor any Affiliate or Associate of Blue Coat and/or Purchaser shall be deemed the Beneficial Owner (as such term is defined in the Rights Plan), of any of Shares solely as a result of such events, provided that if any Affiliate or Associate of Blue Coat or any of its Subsidiaries becomes the beneficial owner of more that 5% of the outstanding shares of Shares other than by reason of such exempt transactions, these provisions would not be applicable to such Affiliate or Associate.

The foregoing description of the Amendment No. 1 does not purport to be complete and is qualified by reference to the Amendment No. 1, a copy of which is filed as Exhibit (e)(11) to this Statement and is incorporated herein by reference.

Anti-takeover Statute.  As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation either approved the transaction in which the stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement, as described in Item 4 above, and therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the other transactions contemplated under the Merger Agreement.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is completed, stockholders who did not tender their shares in the Offer and, if a vote of stockholders is taken to adopt the Merger Agreement, did not vote in favor of the Merger, will have certain rights under the DGCL in connection with the Merger to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares as of the Effective Time (likely exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders will be entitled to receive payment of a fair rate of interest from the date of completion of the Merger on the amount determined to be the fair value of their shares. No holder of dissenting shares will be entitled to receive any Merger Consideration in respect of such dissenting shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to seek appraisal of its dissenting shares under the DGCL, and any dissenting stockholder will be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the dissenting shares owned by such dissenting stockholder. If any person who otherwise would be deemed a dissenting stockholder fails properly to perfect or effectively withdraws or loses the right to seek appraisal with respect to any dissenting shares, such dissenting shares will thereupon be treated as though such dissenting shares had been converted into the right to receive the Merger Consideration.

The foregoing summary of the rights of dissenting shareholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

Regulatory Approvals.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the United States Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of the Shares by Blue Coat or Purchaser pursuant to the Offer and the Merger is subject to these requirements, including the submission of a filing under the HSR Act by each of Blue Coat and Company. Blue Coat intends to make the requisite filing as soon as practicable following the commencement of the Offer, and Company intends to make the requisite filing as soon as practicable following the Blue Coat filing, but in any event within 10 days thereafter. The initial waiting period applicable to the purchase of shares of Company Common Stock pursuant to the Offer is 15 days following Blue Coat’s filing. Prior to such time, however, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material from the parties (a “second request”). If a second request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Blue Coat with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions, such as the acquisition of the Shares by Blue Coat or Purchaser pursuant to the Offer and the Merger. At any time, whether before or after the consummation of the Offer or the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking divestiture of the shares so acquired or divestiture of substantial assets of Blue Coat or the Company. Individual states of the United States or private parties may also bring legal actions under the antitrust laws of the United States. The Company does not, and

Blue Coat has advised the Company that it does not, believe that the consummation of the Offer or the Merger will result in a violation of any applicable antitrust laws. There can be no assurance, however, that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if such a challenge is made, what the outcome would be.

Other than the filings under the HSR Act, none of Blue Coat, Purchaser or the Company is aware of any filings, approvals or other actions by or with any Governmental Authority or administrative or regulatory agency that would be required for Blue Coat’s or Purchaser’s acquisition or ownership of the Shares.

Section 14(f) Information Statement.  The Information Statement attached as Annex II hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Stockholders and the information therein is incorporated in this Statement by reference.

Short-Form Merger Provisions.  Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer as a short-form merger without a vote of Stockholders.

Certain Financial Projections.  In connection with the due diligence review of the Company by Blue Coat, the Company provided to Blue Coat certain internal, unaudited financial projections as of and for the year ending December 31, 2008, including:

•	projected consolidated balance sheets as of December 31, 2008 (which showed as of December 31, 2008: cash and cash equivalents of $82.8 million, total current assets of $126.0 million, total assets of $235.9 million, total current liabilities of $48.0 million and total liabilities of $58.0 million); and

•	projected non-GAAP statements of income of the Company and its consolidated subsidiaries for the fiscal year ending December 31, 2008 (which showed for the year ended December 31, 2008 on a non-GAAP basis: net sales of $176.0 million, gross margin of $128.6 million, total operating expenses of $113.6 million, operating income of $15.0 million and net income after taxes of $14.4 million).

The projections were prepared by, and are the responsibility of, the Company’s management. The projections were not prepared with a view toward public disclosure and were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial forecasts, or generally accepted accounting principles.

The projections are based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including, but not limited to, rate of growth of the market for WAN Application Delivery products, timely introduction of new and enhanced products currently under development and the competitiveness of the Company’s product offerings. Projected non-GAAP EBITDA amounts were derived from, among other things, estimates of future revenue growth and effective cost controls. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, fluctuations in demand for the Company’s products; changes in customer budgets as a result of economic uncertainty or otherwise; failure of the Company to retain, recruit and hire key management, sales and technical personnel; and other risks described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In addition, achievement of the projections is subject to the risk that customers may delay or refrain from purchasing the Company’s products due to uncertainties about the Company’s future and the risk that key employees may pursue other employment opportunities. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions and financial market conditions, which are difficult to predict accurately and many of which are beyond the Company’s control. Non-GAAP EBITDA and net income exclude stock-based compensation, amortization of purchased intangible assets and in-process research and development, net of the related tax impact and are provided to be consistent with the basis upon which analyst estimates are presented.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company or any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from these projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company currently does not intend to make publicly available any update or other revisions to the projections, except as required by law.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this Schedule 14D-9 indicating the Company’s or management’s intentions, beliefs, expectations, plans, prospects, or predictions for the future are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual or future results to differ materially from those suggested by the forward-looking statements, and readers are cautioned not to place undue reliance upon these forward-looking statements. These forward-looking statements are based on the opinions and estimates of management at the time the statements were made and are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual or future results to differ materially from those suggested by the forward-looking statements, including: the ability of the Company to execute its business plans as a stand-alone company; the success of the Company’s new product introductions, particularly the Company’s acceleration related technologies; the ability of the Company to successfully compete in an increasingly competitive market; the perceived need for the Company’s products; the Company’s ability to convince potential customers of the value proposition offered by the Company; the costs of competitive solutions; the Company’s reliance on third party contract manufacturers; continued capital spending by prospective customers; macro-economic conditions; and other risks referenced from time to time in the Company’s filings with the SEC, which are available without charge at www.sec.gov. Further risks and uncertainties associated with the Offer include: the risk that customers may delay or refrain from purchasing the Company’s products due to uncertainties about the Company’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities; and the outcome of any litigation that may arise related to the Offer or the Board’s recommendation that stockholders accept the Offer.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.		Document

(a)(1)	*	Letter to Stockholders dated April 30, 2008.
(a)(2)	*	Offer to Purchase, dated April 30, 2008 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Blue Coat Systems, Inc. and Cooper Acquisition, Inc. filed on April 30, 2008).
(a)(3)	*	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of Blue Coat Systems, Inc. and Cooper Acquisition, Inc. filed on April 30, 2008).
(a)(4)	*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Blue Coat Systems, Inc. and Cooper Acquisition, Inc. filed on April 30, 2008).
(a)(5)		Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Blue Coat Systems, Inc. and Cooper Acquisition, Inc. filed on April 30, 2008).
(a)(6)		Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Blue Coat Systems, Inc. and Cooper Acquisition, Inc. filed on April 30, 2008).
(a)(7)	*	Opinion of UBS Securities LLC, dated April 18, 2008 (attached as Annex I).
(a)(8)		Press Release dated April 21, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Packeteer on April 21, 2008).
(a)(9)	*	Information statement pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 thereunder. (attached as Annex II)

Exhibit No.	Document

(e)(1)	Agreement and Plan of Merger, dated April 20, 2008, by and among Packeteer, Inc., Blue Coat Systems, Inc. and Cooper Acquisition, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Packeteer on April 22, 2008).
(e)(2)	Tender and Support Agreement, dated as of April 20, 2008, by and among Blue Coat Systems, Inc., Cooper Acquisition, Inc. and Dave Côté, Steven J. Campbell, Craig W. Elliott, Joseph A. Graziano, L. William Krause, Bernard F. (Bud) Mathaisel, Peter Van Camp, Gregory E. Myers, Manuel R. Freitas, Nelu Mihai, Greg Pappas, Ray Smets, David A. Winikoff, David C. Yntema (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Packeteer on April 22, 2008).
(e)(3)	Form of Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and each executive officer (other than the Chief Executive and Chief Financial Officer) (incorporated by reference to Exhibit 10.35 to Packeteer’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2007).
(e)(4)	Severance and Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and Dave Côté ) (Incorporated by reference to Exhibit 10.36 to Packeteer’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2007).
(e)(5)	Severance and Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and David Yntema ) (incorporated by reference to Exhibit 10.37 to Packeteer’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2007).
(e)(6)	Letter Agreement by and between Packeteer, Inc. and David Winikoff dated October 17, 2007 (incorporated by reference to Exhibit 99(e)(4) to Packeteer’s Schedule 14D-9 filed on April 1, 2008).
(e)(7)	Amendment dated February 5, 2007 to the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.34 to Packeteer’s Annual Report on Form 10-K for the Year Ended December 31, 2006).
(e)(8)	Amendment dated December 12, 2007 to the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to Packeteer’s Annual Report on Form 10-K for the Year Ended December 31, 2007).
(e)(9)	Form of Notice of Grant and Performance Share Agreement under 1999 Stock Incentive Plan (2007) (incorporated by reference to Exhibit 10.32 to Packeteer’s Annual Report on Form 10-K for the Year Ended December 31, 2006).
(e)(10)	Form of Notice of Grant and Performance Share Agreement under 1999 Stock Incentive Plan (2008) (incorporated by reference to Exhibit 10.24 to Packeteer’s Annual Report on Form 10-K for the Year Ended December 31, 2007).
(e)(11)	Amendment No. 1 to the Rights Agreement, dated as of April 1, 2008, between Packeteer and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Packeteer on April 22, 2008).

*	Included in copies mailed to stockholders of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PACKETEER, INC.

By:	/s/ Dave Côté
Dave Côté
President and Chief Executive Officer

Date: May 1, 2008

EXHIBIT INDEX

Exhibit No.		Document

(a)(1)	*	Letter to Stockholders dated April 30, 2008.
(a)(2)	*	Offer to Purchase, dated April 30, 2008 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Blue Coat Systems, Inc. and Cooper Acquisition, Inc. filed on April 30, 2008).
(a)(3)	*	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of Blue Coat Systems, Inc. and Cooper Acquisition, Inc. filed on April 30, 2008).
(a)(4)	*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Blue Coat Systems, Inc. and Cooper Acquisition, Inc. filed on April 30, 2008).
(a)(5)		Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Blue Coat Systems, Inc. and Cooper Acquisition, Inc. filed on April 30, 2008).
(a)(6)		Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Blue Coat Systems, Inc. and Cooper Acquisition, Inc. filed on April 30, 2008).
(a)(7)	*	Opinion of UBS Securities LLC, dated April 18, 2008 (attached as Annex I).
(a)(8)		Press Release dated April 21, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Packeteer on April 21, 2008).
(a)(9)	*	Information statement pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 thereunder. (attached as Annex II)
(e)(1)		Agreement and Plan of Merger, dated April 20, 2008, by and among Packeteer, Inc., Blue Coat Systems, Inc. and Cooper Acquisition, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Packeteer on April 22, 2008).
(e)(2)		Tender and Support Agreement, dated as of April 20, 2008, by and among Blue Coat Systems, Inc., Cooper Acquisition, Inc. and Dave Côté, Steven J. Campbell, Craig W. Elliott, Joseph A. Graziano, L. William Krause, Bernard F. (Bud) Mathaisel, Peter Van Camp, Gregory E. Myers, Manuel R. Freitas, Nelu Mihai, Greg Pappas, Ray Smets, David A. Winikoff, David C. Yntema (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Packeteer on April 22, 2008).
(e)(3)		Form of Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and each executive officer (other than the Chief Executive and Chief Financial Officer) (incorporated by reference to Exhibit 10.35 to Packeteer’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2007).
(e)(4)		Severance and Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and Dave Côté ) (Incorporated by reference to Exhibit 10.36 to Packeteer’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2007).
(e)(5)		Severance and Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and David Yntema ) (incorporated by reference to Exhibit 10.37 to Packeteer’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2007).
(e)(6)		Letter Agreement by and between Packeteer, Inc. and David Winikoff dated October 17, 2007 (incorporated by reference to Exhibit 99(e)(4) to Packeteer’s Schedule 14D-9 filed on April 1, 2008).
(e)(7)		Amendment dated February 5, 2007 to the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.34 to Packeteer’s Annual Report on Form 10-K for the Year Ended December 31, 2006).
(e)(8)		Amendment dated December 12, 2007 to the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to Packeteer’s Annual Report on Form 10-K for the Year Ended December 31, 2007).
(e)(9)		Form of Notice of Grant and Performance Share Agreement under 1999 Stock Incentive Plan (2007) (incorporated by reference to Exhibit 10.32 to Packeteer’s Annual Report on Form 10-K for the Year Ended December 31, 2006).
(e)(10)		Form of Notice of Grant and Performance Share Agreement under 1999 Stock Incentive Plan (2008) (incorporated by reference to Exhibit 10.24 to Packeteer’s Annual Report on Form 10-K for the Year Ended December 31, 2007).
(e)(11)		Amendment No. 1 to the Rights Agreement, dated as of April 1, 2008, between Packeteer and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Packeteer on April 22, 2008).

*	Included in copies mailed to stockholders of the Company.